SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70 - NIRE 29300006939

A PUBLICLY-HELD COMPANY

CALL NOTICE

10.1.1      EXTRAORDINARY GENERAL MEETING

10.1.2      SEPTEMBER 19, 2017

The Shareholders of BRASKEM S.A. (“Company”) are hereby called to attend the Extraordinary General Meeting that will be held on September 19, 2017, at 10:00 a.m., at the Company’s principal place of business located at Rua Eteno, no 1.561, Polo Petroquímico de Camaçari, in the City of Camaçari, State of Bahia, in order to resolve on the following Agenda:

1) Review, discuss and vote on the Management Report and respective Managers’ Accounts and Financial Statements of the Company, containing Explanatory Notes for the fiscal year ended on December 31, 2016, accompanied by the Independent Auditors’ Report and the Fiscal Board’s Report; and

2) Review, discuss and vote on the Management Proposal for the allocation of the results of the fiscal year ended on December 31, 2016.

11       Camaçari/BA, August 18, 2017.

Newton de Souza

Chairman of the Board of Directors

General Information:

1. The documents mentioned in article 133 of the Corporation Law, exclusively related to the fiscal year ended on December 31, 2016, were published on August 18, 2017, in the Official Gazette of the State of Bahia, on pages 2 to 33, and in the newspaper “Correio da Bahia”, on pages 1 to 24, and are at the disposal of the shareholders at the Company’s principal place of business, in its website (www.braskem-ri.com.br), in B3’s website (www.bmfbovespa.com.br) and in CVM’s website (www.cvm.gov.br). The Management Proposal ("Proposal") contemplating all of the documentation related to the matters included in the Agenda and the remote voting bulletin, as well as other relevant information to exercise voting rights in the Meeting, were made available to the Company's shareholders on the date hereof, pursuant to CVM Ruling No. 481/09, as amended ("CVM Ruling 481"), and may be accessed through the websites of CVM (www.cvm.gov.br), BM&FBOVESPA (www.bmfbovespa.com.br) or the Company (www.braskem-ri.com.br).

2.The Shareholder may participate in person or by an attorney-in-fact duly appointed, or through a remote voting bulletin, and the detailed guidelines regarding the documentation required for remote voting are set forth in this Call Notice, in the Company's Management Proposal made available on the date hereof and in item 12.2 of the Company's Reference Form. Additional information on the participation in the Meeting is provided below:

(a) In person or by proxy: with a view to expediting the works of the Meeting, the Company's Management requests that the Shareholders file with the Company, at the offices located at Rua Lemos Monteiro, 120, 22º andar, CEP 05501-050, São Paulo, SP, at least 72 hours prior to the date scheduled for the Meeting, the following documents: (i) evidence issued by the financial institution depositary of the book-entry shares held thereby, proving ownership of the shares, up to 8 days prior to the holding of the Meeting; (ii) power of attorney, duly compliant with the law, in case of proxy representation of the shareholder, with grantor’s signature certification, notarization, consularization or apostille annotation (as the case may be) and sworn translation, together with the articles of incorporation, bylaws or articles of association, minutes of the Board of Directors' election (if any) and minutes of the Executive Board’s election if the shareholder is a legal entity; and/or (iii) with respect to shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, issued by the competent body. The shareholder or the legal representative thereof shall attend the General Meeting in possession of the proper identification documents.

However, it is worth stressing that, under paragraph 2 of article 5 of CVM Ruling 481, the shareholder that attends the Meeting with the required documents may participate and vote, even if he/she has not delivered them in advance, as requested by the Company.

The Company shall not accept powers of attorney granted by shareholders through electronic means.

                (b) Remote Voting Bulletin: the Company shall adopt the remote voting system under the terms of CVM Ruling 481, thus allowing its Shareholders to send their votes: (i) through their respective custody agents; (ii) through the registrar of the Company's shares (Itaú Corretora de Valores S/A); or (iii) directly to the Company, as per the guidelines contained in the bulletin and in item 12.2 of the Reference Form.

3. Based on the Health, Security and Environment (HSE) Standards in force at the Company’s principal place of business, which set forth the guidelines for control of access and movement of people and vehicles in the indoor and outdoor areas of the principal place of business, we kindly request the Shareholders, and their legal representatives in the Meeting called herein, to arrive at least 30 minutes before the time such Meeting is scheduled to start, in order to ensure observance of the procedures of training on the basic HSE instructions in force at the Company, which are available for consultation at its principal place of business.

MANUAL FOR SHAREHOLDERS’ PARTICIPATION IN THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A. OF SEPTEMBER 19, 2017

TABLE OF CONTENTS

TABLE OF CONTENTS     2

MESSAGE FROM MANAGEMENT     3

GUIDELINES FOR SHAREHOLDERS’ PARTICIPATION AND DEADLINES     4

CALL NOTICE     5

RELATED DOCUMENTS AND LINKS     7

EXHIBIT 1: FORM OF POWER OF ATTORNEY – INDIVIDUAL     8

EXHIBIT 2: FORM OF POWER OF ATTORNEY – LEGAL ENTITY     9

MESSAGE FROM MANAGEMENT

Dear Shareholders,

In line with our commitment of continuously seeking the best Corporate Governance practices, we invite you to participate in the Extraordinary General Meeting, which will take place on September 19, 2017, at 10:00 a.m., at our principal place of business, located at Rua Eteno, nº 1.561, Camaçari/BA, in which the following matters will be discussed:

1) Review, discuss and vote on the Management Report and respective Managers’ Accounts and Financial Statements of the Company, containing Explanatory Notes for the fiscal year ended on December 31, 2016, accompanied by the Independent Auditors’ Report and the Fiscal Board’s Report; and

2) Review, discuss and vote on the Management Proposal for the allocation of the results for the fiscal year ended on December 31, 2016.

GUIDELINES FOR SHAREHOLDERS’ PARTICIPATION AND DEADLINES

With the purpose of instructing the Shareholders regarding the procedure for participation in the Meeting, we provide this Manual for the Shareholders’ General Meeting.

The information related to such resolutions are available to the Shareholders in the Investors’ Relations website (http://www.braskem-ri.com.br), in CVM’ website (www.cvm.gov.br) and at Rua Lemos Monteiro, 120, 24º andar, Butantã, in the City of São Paulo, State of São Paulo - CEP: 05501-050, c/o Rosana Cristina Avolio.

The Shareholder’s Participation:

The Shareholder may participate in person or by an attorney-in-fact duly appointed, or through remote voting bulletin, and the detailed guidelines regarding the documentation required for remote voting are set forth in the Call Notice and in the Management Proposal of the Company, both made available on the date hereof, and in item 12.2 of the Company’s Reference Form. In the section "General information", we provide additional information on the participation in General Meeting.

Foreign Shareholder Attending General Meetings

Foreign Shareholders must present the same documentation as Brazilian shareholders, and the documents must be notarized, consularized and apostilled, as the case may be, and accompanied by a sworn translation.

Forwarding of Documentation

With the purpose of expediting the works of the General Meeting, the documents requested in the items above, which allow for the participation or representation of the Shareholder in General Meetings, are requested to be forwarded within 72 hours prior to the date scheduled for the General Meeting, to:

Braskem S/A

C/O Myrela Caetano da Silva Reis- Departamento Jurídico
Rua Lemos Monteiro, 120 – 22º andar – Butantã
05501-050 – São Paulo – SP – Brazil

However, it is worth stressing that, under paragraph 2 of article 5 of CVM Ruling 481, the shareholder that attends the Meeting with the required documents may participate and vote, even if he/she has not delivered them in advance, as requested by the Company.

The Company shall not accept powers of attorney granted by shareholders through electronic means.

CALL NOTICE

BRASKEM S.A.

C.N.P.J. No 42.150.391/0001-70 - NIRE 29300006939

A PUBLICLY-HELD COMPANY

CALL NOTICE

EXTRAORDINARY GENERAL MEETING

SEPTEMBER 19, 2017

The Shareholders of BRASKEM S.A. (“Company”) are hereby called to attend the Extraordinary General Meeting that will be held on September 19, 2017, at 10:00 a.m., at the Company’s principal place of business located at Rua Eteno, no 1.561, Pólo Petroquímico de Camaçari, in the City of Camaçari, State of Bahia, in order to resolve on the following Agenda:

1) Review, discuss and vote on the Management Report and respective Managers’ Accounts and Financial Statements of the Company, containing Explanatory Notes for the fiscal year ended on December 31, 2016, accompanied by the Independent Auditors’ Report and the Fiscal Board’s Report; and

2) Review, discuss and vote on the Management Proposal for the allocation of the results for the fiscal year ended on December 31, 2016.

Camaçari/BA, August 18, 2017.

Newton de Souza

Chairman of the Board of Directors

General Information:

1. The documents mentioned in article 133 of the Corporation Law, exclusively related to the fiscal year ended on December 31, 2016, were published on August 18, 2017, in the Official Gazette of the State of Bahia, on pages 2 to 33, and in the newspaper “Correio da Bahia”, on pages 1 to 24, and are at the disposal of the shareholders at the Company’s principal place of business, in its website (www.braskem-ri.com.br), in B3’s website (www.bmfbovespa.com.br) and in CVM’s website (www.cvm.gov.br). The Management Proposal ("Proposal") contemplating all of the documentation related to the matters included in the Agenda and the remote voting bulletin, as well as other relevant information to exercise voting rights in the General Meeting, were made available to the Company’s shareholders on the date hereof, pursuant to CVM Ruling 481/09, as amended ("CVM Ruling 481"), and may be accessed through CVM’s website (www.cvm.gov.br), BM&FBOVESPA’s website (www.bmfbovespa.com.br) or the Company’s website (www.braskem-ri.com.br).

2. The Shareholder may participate in person or by an attorney-in-fact duly appointed, or through remote voting bulletin, and the detailed guidelines regarding the documentation required for remote voting are set forth in this Call Notice, in the Management Proposal of the Company made available on the date hereof and in item 12.2 of the Company’s Reference Form. Additional information of the participation in the Meeting is provided below:

(a) In person or by proxy: with the purpose of expediting the works of the Meeting, the Company’s Management requests that the Shareholders file with the Company, at the offices located at Rua Lemos Monteiro, 120, 22º andar, CEP 05501-050, São Paulo, SP, at least 72 hours prior to the date scheduled for the Meeting, the following documents: (i) evidence issued by the financial institution depositary of the book-entry shares held thereby, proving ownership of the shares, up to 8 days prior to the holding of the Meeting; (ii) power of attorney, duly compliant with the law, in case of proxy representation of the shareholder, with grantor’s signature certification, notarization, consularization or apostille annotation (as the case may be) and sworn translation, together with the articles of incorporation, bylaws or articles of association, minutes of the Board of Directors’ election (if any) and minutes of the Executive Board’s election if the shareholder is a legal entity; and/or (iii) with respect to shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, issued by the competent body. The shareholder or the legal representative thereof shall attend the General Meeting in possession of the proper identification documents.

However, it is worth stressing that, under paragraph 2 of article 5 of CVM Ruling 481, the shareholder that attends the Meeting with the required documents may participate and vote, even if he/she has not delivered them in advance, as requested by the Company.

The Company shall not accept powers of attorney granted by shareholders through electronic means.

                (b) Remote Voting Bulletin: the Company shall adopt the remote voting system under the terms of CVM Ruling 481, thus allowing its Shareholders to send their votes: (i) through their respective custody agents; (ii) through the registrar of the Company’s shares (Itaú Corretora de Valores S/A); or (iii) directly to the Company, as per the guidelines contained in the bulletin and in item 12.2 of the Reference Form.

3. Based on the Health, Security and Environment (HSE) Standards in force at the Company’s principal place of business, which set forth the guidelines for control of access and movement of people and vehicles in the indoor and outdoor areas of the principal place of business, we kindly request the Shareholders, and also their legal representatives in the Meeting called herein, to arrive at least 30 minutes before the time such Meeting is scheduled to start, in order to ensure observance of the procedures of training on the basic HSE instructions in force at the Company, which are available for consultation at its principal place of business.

RELATED DOCUMENTS AND LINKS

Braskem S.A.:	www.braskem.com.br
Investors’ Relations – Braskem S.A.:	www.braskem-ri.com.br/
Brazilian Securities Commission – CVM:	www.cvm.gov.br
B3 S.A. – Brasil, Bolsa, Balcão:	www.b3.com.br
Brazilian Institute for Corporate Governance:	www.ibgc.org.br
Brazilian Chemical Industry Association – ABIQUIM:	www.abiquim.org.br

EXHIBIT 1: FORM OF POWER OF ATTORNEY – INDIVIDUAL

POWER OF ATTORNEY

By this private instrument and pursuant to law, __________________________, resident and domiciled at _________________, enrolled in the Individual Taxpayers' Register of the Ministry of Finance (CPF/MF) under No. __________________, appoints and constitutes as its attorney(s)-in-fact _____________________________, to which it grants special powers to represent the interests of the Grantor in the Extraordinary General Meeting of Braskem S.A., with principal place of business located at Rua Eteno, nº 1561, Complexo Petroquímico de Camaçari, CEP 42.810-000, in the Municipality of Camaçari, State of Bahia, enrolled in the National Register of Legal Entities (CNPJ) under No. 42.150.391/0001-70, to be held on September 19, 2017, at 10:00 a.m., with powers to resolve, discuss and vote on the matters set forth in the Agenda, to examine and approve documents and accounts, to contest, agree, sign minutes and attendance books.

________________,  _____________ ____, 2017.

EXHIBIT 2: FORM OF POWER OF ATTORNEY – LEGAL ENTITY

POWER OF ATTORNEY

By this private instrument and pursuant to law, ___________________, with principal place of business at ______________, enrolled in the National Register of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. ________________, herein represented by its undersigned Officers, appoints and constitutes as its attorney(s)-in-fact ________________________________, to which it grants special powers to, (jointly or individually) (regardless of the order of appointment), represent the interests of the Grantor in the Extraordinary General Meeting of Braskem S.A., with principal place of business located at Rua Eteno, nº 1561, Complexo Petroquímico de Camaçari, CEP 42.810-000, in the Municipality of Camaçari, State of Bahia, enrolled in the CNPJ under No. 42.150.391/0001-70, to be held on September 19, 2017, at 10:00 a.m., with powers to resolve, discuss and vote on the matters set forth in the Agenda, to examine and approve documents and accounts, to contest, agree, sign minutes and attendance books.

________________,  _____________ ____, 2017.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

N.I.R.E. 29300006939

A Publicly-held Company

MANAGEMENT PROPOSAL

FOR THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON SEPTEMBER 19, 2017

Dear Shareholders,

The Management of Braskem S.A. (“Company” or “Braskem”) submits this management proposal (“Proposal”) related to the Extraordinary General Meeting of Braskem to be held on September 19, 2017 (“Meeting”), in accordance with the provisions of the Brazilian Securities Commission (“CVM”) Ruling No. 481, of December 17, 2009, as amended (“CVM Ruling 481”).

Considering the Company's interest, the Management presents the following recommendations with regard to the matters included in the agenda for the aforementioned Meeting:

1.            Review, discuss and vote on the Management Report and respective Managers’ Accounts and Financial Statements of the Company, containing Explanatory Notes for the fiscal year ended on December 31, 2016, accompanied by the Independent Auditors’ Report and the Fiscal Board’s Report:

As approved by the Company’s Board of Directors in a meeting held on August 15, 2017, the Company’s Management submits to your analysis the Management Report, the Financial Statements of the Company with the explanatory notes for the fiscal year ended on December 31, 2016, accompanied by the Independent Auditors’ Report and the Fiscal Board’s Report of the Company, which were published on August 18, 2017 in the Official Gazette of the State of Bahia, on pages 2 to 33, and in the newspaper “Correio da Bahia”, on pages 1 to 24, pursuant to Law 6,404, of December 15, 1976, as amended (“Corporation Law”).

Pursuant to article 133 of the Corporation Law and article 9 of CVM Ruling 481, the documents presented by the Company’s Management for your analysis of the Management accounts are:

(i)            Management Report on the company's business and major administrative events of the fiscal year ended on December 31, 2016;

(ii)          Financial Statements and explanatory notes;

(iii)        Form of Standard Financial Statements - DFP;

(iv)         Independent Auditors’ Report;

(v)           Fiscal Board’s Report;

(vi)         Statement by the Officers that they have reviewed, discussed and agreed to the opinions expressed in the Independent Auditors’ Report, informing the reasons, in case of disagreement;

(vii)       Statement by the Officers that they have reviewed, discussed and agreed to the Financial Statements; and

(viii)     The comments by the Company’s Managers, pursuant to item 10 of the Reference Form (Exhibit I to this Proposal).

2.            Review, discuss and vote on the Management Proposal for the allocation of the results of the fiscal year ended on December 31, 2016:

The Company ascertained, in the fiscal year of 2016, net losses of four hundred and eleven million, four hundred and seventy-one thousand, nine hundred and seventy-six Reais and thirty centavos (BRL411,471,976.30), which, added to the accrued losses for the previous years resulting from the further submission of the 2015 Financial Statements, in the amount of four hundred and sixteen million, seven hundred and sixty-eight thousand, five hundred and eighty-five Reais and forty-seven centavos (BRL416,768,585.47), and deducted from other movements in the net equity for 2016, in the amount of twenty-eight million, two hundred and one thousand, three hundred and ninety-two Reais and ninety-one centavos (BRL28,201,392.91), results in eight hundred million, thirty-nine thousand, one hundred and sixty-eight Reais and eighty-six centavos (BRL800,039,168.86) of accrued losses. Thus, the Management proposes the total absorption of the balance of the account of accrued losses in December 31, 2016 by the profit retention reserve, under the terms of the sole paragraph of article 189 of the Corporation Law, so that the amount of eight hundred million, thirty-nine thousand, one hundred and sixty-eight Reais and eighty-six centavos (BRL800,039,168.86) of accrued losses is allocated to the profit retention reserve account, as recorded in the financial statements for the fiscal year ended on December 31, 2016.

Therefore, considering that the Company ascertained losses in the fiscal year ended on December 31, 2016, no dividends and other results will be distributed to the shareholders, pursuant to article 201 of the Corporation Law.

In this regard, as per decision from the CVM Joint Committee of September 27, 2011 (CVM Proceedings RJ2010/14687), the Company is released from providing the information indicated in Exhibit 9-1-II of CVM Ruling 481, as a result of the ascertainment of losses in the fiscal year of 2016.

Shareholders’ Representation

4.            The Shareholder may participate in the Meeting in person or by an attorney-in-fact duly appointed, or through remote voting bulletin, and the detailed guidelines regarding the necessary documentation are set forth in the bulletin, pursuant to Exhibit II to this Proposal. Additional information on the participation in the Meeting is provided below:

                (a) In person or by proxy: with the purpose of expediting the works of the Meeting, the Company's Management requests that the Shareholders file with the Company, at the offices located at Rua Lemos Monteiro, 120, 22º andar, CEP 05501-050, São Paulo, SP, at least 72 hours prior to the date scheduled for the Meeting, the following documents: (i) evidence issued by the financial institution depositary of the book-entry shares held thereby, proving ownership of the shares, up to 8 days prior to the holding of the Meeting; (ii) power of attorney, duly compliant with the law, in case of proxy representation of the shareholder, with grantor’s signature certification, notarization, consularization or apostille annotation (as the case may be) and sworn translation, together with the articles of incorporation, bylaws or articles of association, minutes of the Board of Directors' election (if any) and minutes of the Executive Board’s election if the shareholder is a legal entity; and/or (iii) with respect to shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, issued by the competent body. The shareholder or the legal representative thereof shall attend the General Meeting in possession of the proper identification documents.

However, it is worth stressing that, under paragraph 2 of article 5 of CVM Ruling 481/09, the shareholder that attends the Meeting with the required documents may participate and vote, even if he/she has not delivered them in advance, as requested by the Company. The Company shall not accept powers of attorney granted by shareholders through electronic means.

The Company shall not accept powers of attorney granted by shareholders through electronic means.

                (b) Remote Voting Bulletin: the Company shall adopt the remote voting system under the terms of CVM Ruling 481, thus allowing its Shareholders to send their votes pursuant to Exhibit II to this Proposal: (i) through their respective custody agents; (ii) through the registrar of the Company's shares (Itaú Corretora de Valores S/A); or (iii) directly to the Company, as per the guidelines contained in the bulletin and in item 12.2 of the Reference Form.

The remote voting bulletin included in Exhibit II hereto presents the matters comprising the Meeting’s agenda, described in items 1 and 2 of this Proposal. The shareholders who choose to cast their votes remotely at the Meeting must fill out the remote voting bulletin made available by the Company, stating if they wish to approve, reject or abstain from voting on the resolutions described in the bulletin, in compliance with the procedures described above.

Finally, all the exhibits are detailed in this Proposal in accordance with the laws and regulations.

The Management

***

EXHIBIT	PAGE
Exhibit I – Comments by the Company’s Managers, pursuant to item 10 of the Reference Form	5

Exhibit II – Remote Voting Bulletin	66

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

N.I.R.E. 29300006939

A Publicly-held Company

EXHIBIT I

MANAGEMENT PROPOSAL

TO THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON SEPTEMBER 19, 2017

(Comments by the Company’s Managers, pursuant to item 10 of the Reference Form)

10           Comments by the officers

10.1        General financial and equity conditions

The financial information included in this item 10, except if expressly provided otherwise, refers to the Company’s consolidated financial statements concerning the financial years ended on December 31, 2014, 2015 and 2016.

Moreover, the consolidated financial statements concerning the financial years ended on December 31, 2015 and 2014 will be restated on a retrospective basis due to:

(i)                 Restatement of Taxes Provisions

As informed in note 23.3(b) of the Financial Statements at December 31, 2016 (“Financial Statements for 2016”) and in the item 10.3 (c) of this managerial proposal, between 2006 and 2014 the Company made payments to certain companies without any corresponding evidence of services actually provided. These payments were initially taxed at zero rate of income tax at source (IRF) and considered as deductible for income tax (IR) and social contribution on profit (CSL). Upon the identification from the lack of corresponding services, the Management of Braskem determined the payment of all taxes owed and a revision of deferred income tax and social contribution. The main tax assessed was the IRF with a rate of 35%. In addition, these payments were considered as nondeductible for the purpose of calculating IR and CSL. The amounts involved in this matter are disclosed in Note 23.3(c).

Due to the payments without corresponding services provided and the consequent tax impacts, the financial statements for 2015 are restated retrospectively. This restatement is due to material error and, for this reason, the Company presented opening balance sheet for January 1, 2015, in accordance with CPC 23 and its corresponding IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors). The impact of these provisions are being demonstrated in the column "Adjustment - Tax provisions" as shown on the note 2.4 of the Financial Statements for 2016

(ii)               Other adjustments

In view of restatement of these financial statements of 2015, the Management of Braskem decided to recognize other adjustments in prior years. The impact of these adjustments are being demonstrated in the column “Adjustments – Other” as shown in the note 2.4 of the Financial Statements for 2016.

(a)         Officers’ comments on general financial/equity conditions

The Company’s officers understand that it has financial and equity conditions consistent with its operating area and sufficient to implement its strategic goal of meeting its Clients’ needs in the value chain of the chemical, petrochemical and plastic industry in Brazil and worldwide, maximizing the value for its shareholders.

With respect to the Company’s equity conditions, in December 31, 2016, the consolidated net equity attributable to the Company’s shareholders [1] was BRL 2,739 million, compared to BRL 1,630 million in December 31, 2015, and BRL 5,742 million in December 31, 2014. The main changes to the Company’s net equity described above arose, particularly, from:

▪  results for the respective financial years, as explained in item 10.2 below. With respect to the financial year ended on December 31, 2016, the income was affected by the provision of the Global Agreement, described in item 10.3 (c) of this managerial proposal, in the amount of BRL 2,853 million;

▪  the hedge accounting impacts adopted by the Company as of May 2013 and by Braskem Idesa S.A.P.I as of October 2014.

The return on equity, expressed by net income on net equity, in the financial years ended on December 31, 2016, 2015 and 2014 were, respectively, (0.15)%, 1.84% and 0.13%.

On December 31, 2016, the Company’s net indebtedness [2] was USD 5,263 million (BRL 17,154 million), compared to USD 5,409 million (BRL 21,122 million) on December 31, 2015, and USD 6,231 million (BRL 16,552 million) on December 31, 2014, representing a progressive reduction of its indebtedness in dollars in the amount of 3% and 13% on December 31, 2016 and 2015, respectively. The Company’s financial leverage measured by the net debt/EBITDA ratio, in the past three financial years, when measured in Dollars, was, respectively, 1.67x, 1.91x and 2.62x, a reduction by 13% in relation to December 31, 2015, and 2% in relation to December 31, 2014, in view of the reduction of the net debt in dollar associated to the growth of EBITDA. The leverage in Reais in the past three financial years was 1.56x, 2.24x and 2.97x, a reduction by 30% in relation to December 31, 2015, and 24% in relation to December 31, 2014.

Including the accounting updated of the face value of the Global Agreement with Brazilian and foreign authorities, as explained in item 10.3 (c)  of this managerial proposal, on December 31, 2016, in the Company’s net debt balance, the leverage adjusted at the end of the year was 1.95x, when measured in dollars.

In the financial year ended on December 31, 2016, Braskem registered a record EBITDA of USD 3.304 million (BRL 11.507 million), in comparison to USD 2.797 million (BRL 9.335 million) in financial year ended on December 31, 2015, and USD 2.359 million (BRL 5.536 million) in the financial year ended on December 31, 2014. The strong generation of EBITDA during the period results from (i) a good operating performance; (ii) healthy level of resin spreads in the foreign market; (iii) greater volume of Brazilian exports; (iv) beginning of results contribution from the Mexican complex; and (v) due to the average depreciation of Real versus Dollar in the past years.

[1] Disregards the shareholders’ equity of non-controlling company Idesa S.A.P.I in controlled company Braskem Idesa S.A.P.I.

[2] Net indebtedness = CP Financing + LP Financing+ Derivatives – Cash and Cash Equivalents. This indicator does not take into consideration the debt of controlled company Braskem Idesa in the amount of USD 3.1 billion since it is in the project finance modality and, therefore, it shall be solely paid with the project’s cash generation. Likewise, Mexico’s cash and as well its EBITDA are not considered. Derivatives were not taken into consideration for the financial year ended on December 31, 2014.

In view of the foregoing, the reduction of the net indebtedness present in the past three financial years was explained by the strong generation of cash from the operating activities in the period.

In view of such strong generation of cash and commitment to financial health, the Company’s liquidity indicators have improved throughout the past three financial years, as shown in the table below:

	Financial year ended on December 31,
	2016	2015	2014
Current Liquidity (x) (1)	0.71	1.03	1.05
General Liquidity (x) (2)	1.03	1.02	1.13
Leverage (x) (3)	1.67	1.91	2.62

 1 Current Liquidity = Current Assets/Current Liabilities

 2 General Liquidity = (Current Assets + Non-Current Assets) / (Current Liabilities + Non-Current Liabilities)

 3 Leverage = [(Gross Debt + Derivatives) – Cash]/ EBITDA – Amounts in USD

-           Does not take into consideration the gross debt, cash and cash equivalents and EBITDA of controlled company Braskem Idesa;

-           The balance of cash and cash equivalents excludes US$133 million in financial investments given as guarantee to cover Braskem’s obligation related to the constitution of a reserve account for the project finance of the subsidiary Braskem Idesa and considers the financial investment in Brazilian floating-rate government bonds (“LFTs”). These bonds have maturity above three months, immediate liquidity and expected realization in the short term.

(b)        Officers’ comments on the capital structure

The officers indicate, in the table below, the evolution of the Company’s capital structure with respect to the past three financial years:

Capital Structure	Financial year ended on December 31,
	12/31/2016		12/31/2015		12/31/2014
	R$ million	%	R$ million	%	R$ million	%
Equity	2,742	5%	1,658	3%	5,750	12%
Third Parties’ Capital	50,096	95%	59,663	97%	43,900	88%

The third parties’ capital is comprised basically of the following opening:

Third Parties’ Capital	12/31/2016		12/31/2015		12/31/2014
	R$ million	%	R$ million	%	R$ million	%
Financings	23,331	47	27,351	46	20,346	46
Capital Markets	14,029	28%	16,787	28%	11,542	26%
Brazilian Government Agents	3,245	6%	4,102	7%	4,356	10%
Foreign Government Agents	380	1%	528	1%	409	1%
Structured Transactions	2,389	5%	2,338	4%	1,591	4%
Working Capital	3,288	7%	3,596	6%	2,449	6%
Transactions with derivatives	890	2	1,178	2	690	2
Braskem Idesa Financing	10,438	21	12,277	21	7,577	17
Leniency Agreement	2,853	6	-	-	-	-
Suppliers	6,747	13	12,418	21	10,840	25
Loan of non-controlling shareholders at Braskem Idesa	1,621	3	1,539	3	792	2
Others	4,216	8	4,901	8	3,654	8
Others	4,221	8	4,906	8	3,659	8
Total	50,101	100	59,681	100	43,905	100

The Company seeks to diversify its financing sources, through the use of resources from the capital market, from government agents and by means of working capital and other structured operations. The Company’s financial strategy continues to be focused on capital raising in the capital markets, keeping bank credit lines available for working capital operations.

The reduction of balance of the government agents throughout the past three financial years is bound to recent operating policies for the granting of financing by the Brazilian Economic and Social Development Bank (BNDES), which reduced the bank’s participation in investment projects geared towards the chemical industry.

(c)         Officers’ comments with respect to the Company’s payment capacity in relation to assumed financial commitments

The Company’s officers believe that the liquidity and financial leverage levels are suitable for the Company to comply with its present and future obligations, so that it may take advantage of commercial opportunities to the extent they arise, although the Company’s officers may ensure that such situation will remain the same.

The Company assumed commitments (capital raising from third parties [3]) in the financial year ended on December 31, 2016, in the total amount of BRL 4,108 million, compared to BRL 5,482 million, raised in the financial year ended on December 31, 2015, and BRL 6,175 million, raised in the financial year ended on December 31, 2014. The strategy of assuming commitments is aimed at extending the debt profile. If we consider capital raising from third parties by the controlled company Braskem Idesa, the total amount of commitments raised is R$ 4,612 million, in the financial year ended on December 31, 2016, R$ 6,983 million in the financial year ended on December 31, 2015, and R$ 8,069 million in the financial year ended on December 31, 2014.

In all three financial years, the Company sought to keep its liquidity level high, reflecting its payment capacity by generating operating cash and the maintenance of stand-by lines, thus ensuring the coverage of its obligations within 35 months on December 31, 2016.

However, the Company’s payment capacity may be affected by several risk factors.

[3] This indicators does not take into account the debt of controlled company Braskem Idesa in the amount of US$ 3.1 billion due to the fact that the debt is in the Project finance category and, therefore, must be exclusively paid with the project’s cash generation.

In short, it is possible to say that the Company’s main cash needs include: (i) working capital needs; (ii) payment of the debt service; (iii) capital investments related to investments in operations, modernization and strategic investments; and (iv) payment of dividends concerning the shares and/or interest on its own capital. In order to meet these cash needs, the Company has usually relied on its cash flow arising from its operating activities, on short and long-term loans, and on the issuance of debt securities in domestic and foreign capital markets.

On December 31, 2016, Braskem remained with investment-grade rating by Standard & Poor's (BBB-) and Fitch Ratings (BBB-) and presented credit risk above the sovereign risk by the three largest risk rating agencies (S&P, Fitch and Moody’s).

The following events stand out in the year:

In September 2016, Fitch Ratings reaffirmed the rating of Braskem at global level at BBB- and changed its perspective from negative to stable. This change was supported by (i) the strong cash generation of the Company; (ii) diversification of the raw material matrix with the start-up of Braskem Idesa petrochemical complex; (iii) the cash position held abroad; and (iv) availability of revolving credit facility available for withdrawal;

In February 2016, Standard & Poor's, upon having downgraded the sovereign rating of Brazil, reaffirmed the rating of Braskem at global level at BBB- with negative perspective, caused by the strong cash position of Braskem and the Company’s operations abroad.

Also in February, Moody´s downgraded the sovereign rate of Brazil to Ba2 and kept the negative perspective. In this regard, due to the downgrade of the sovereign rating, Moody´s changed the risk rating of Braskem to Ba1. Even upon downgrading, Braskem maintains a risk rating is one rating above the sovereign rating.

In March 2017, Moody’s, as a result of increasing the perspective of Brazil’s sovereign rating to stable, also changed Braskem’s rating perspective, from negative to stable.

Please find below a table showing the rating assigned to the Company by the most important agencies in the past three financial years:

Agency/Year	2016	2015	2014
Fitch Ratings	BBB- Stable	BBB- Negative	BBB- Stable
Standard & Poor’s	BBB- Negative	BBB- Negative	BBB- Stable
Moody’s	Ba1 Negative	Baa3 Negative	Baa3 Negative

(d)        Financing sources for working capital and investments in non-current assets in use

The Company used, as funding sources for working capital and investment in non-current assets, in addition to its own operating cash generation, loans and finances, issuance of non-convertible securities in the capital market abroad.

The operating activities generated net cash of BRL 4,746 million in 2016, in comparison to BRL 7,878 million in 2015 and BRL 3,813 million in 2014.

The Company finances its working capital, when necessary, by means of credit transactions to export in the ACCs modalities (Advance on Currency Exchange Agreement) and short-term PPEs (Pre-Payment of Export) and by means of true sale/assignment of receivables transactions.

On December 31, 2016, the Company recorded an approximate amount of BRL 521 million for ACCs and PPEs transactions. On December 31, 2015, the Company recorded an approximate amount of BRL 254 million for ACCs transactions, in comparison to no balance on December 31, 2014. Among the most relevant financial transactions which have taken place in the past three financial years for financing of the working capital and the investments made in non-current assets, the following are highlights:

  Mexico Project Finance, Ethylene XXI:

The accrued investment by the end of 2016 totaled USD 5.2 billion, comprising (i) USD 3.2 billion debt in the project finance modality and (ii) USD 2 billion via supply by shareholders and subordinated loans.

  Financing of current investments and other strategic projects:

In order to finance these investments made in Brazil, the Company directly resorts to several governmental entities such as: BNDES, Banco do Nordeste do Brasil and FINEP, and, indirectly, the Development Fund for Northeastern Brazil [Fundo de Desenvolvimento do Nordeste] by transfer of Banco do Brasil.

In 2016, the release of such financing’s funds to Braskem  reached BRL 159 million, in comparison to BRL 421 million in 2015 and BRL 1,396 million in 2014. [4]

  Financing in the Bank Market:

During the financial years ended on December 31, 2014 and 2016, the Company contracted BRL 11,361 million in loan transactions with the bank market in Brazil and abroad in several credit modalities, which have already been fully received by the Company. On December 31, 2016, the outstanding principal amount of these transactions was BRL 5,960 million.

  Financings in the Capital Market:

In 2014, the Company issued and sold Notes in the total amount of USD 750 million.

(e)        Financing sources for working capital and investments in non-current assets intended to cover liquidity insufficiencies

The Company’s officers believe that they may supply any liquidity insufficiencies it may suffer, by combining: (i) resources arising from the Company’s general transactions, (ii) resources arising from loans, including new capital raising and refinancing of the already existing debt, and (iii) resources arising from the reduction of the operating cycle and consequent reduction of the need of financing its working capital.

[4] These amounts do not include capitalized interest.

The Company finances its working capital, if necessary, by means of credit transactions to export in the ACCs modalities (Advance on Currency Exchange Agreement) and short-term PPEs (Pre-Payment of Export) and by means of true sale/assignment receivables transactions.

The export credit lines in the ACCs and PPEs modalities consist in loans made available at very competitive costs to exporting companies. The true sale/assignment receivables transactions represent a deduction of clients’ receivables, without right of recourse against the Company.

Moreover, in order to ensure its financial health, the Company keeps a minimum cash level sufficient to supply its short-term obligations. It also has two standby credit lines, in the amount of USD 750 million and BRL 500 million, both with maturity date in 2019.

(f)          Indebtedness levels and characteristics of such debts

The table below shows the evolution of the Company financial leverage in the past 3 financial years, measured by the “Net Debt/EBITDA” indicator:

(Million)	12/31/2016		12/31/2015		12/31/2014
	BRL	USD	BRL	USD	BRL	USD
Net Debt(1)	17,154	5,263	21,111	5,406	16,552	6,231
EBITDA LTM(1)	11,009	3,152	9,433	2,826	5,582	2,379
Leverage (x)	1.56	1.68	2.24	1.91	2.97	2.62

(1)      Net Indebtedness = CP Loans + LP Loans + Derivatives – Cash and Cash Equivalents. This indicator does not take into consideration the debt of controlled company Braskem Idesa in the amount of USD 3.1 billion because it is in the project finance modality and, therefore, it shall be paid exclusively with the cash generation of the project. Likewise, Mexico’s cash and as well it's EBITDA are not considered. The balance of cash and cash equivalents excludes US$133 million in financial investments given as guarantee to cover Braskem’s obligation related to the constitution of a reserve account for the project finance of the subsidiary Braskem Idesa and considers the financial investment in Brazilian floating-rate government bonds (“LFTs”). These bonds have maturity above three months, immediate liquidity and expected realization in the short term.

The Company’s debt profile may be summarized by the table below3, which does not take into consideration the debt of controlled company Braskem Idesa in the amount of USD 3.1 billion because it is in the project finance modality and, therefore, it shall be paid exclusively with the cash generation of the project:

	12/31/2016	12/31/2015	12/31/2014
	( BRL Million)
Short-term debt	2,594	1,970	1,419
Long-term debt	20,737	25,381	18,927
Debt in Brazilian real	21%	21%	32%
Debt subject to currency variation of USD	79%	79%	68%
Debt subject to currency variation of other currencies	0%	0%	0%
Unsecured debt	86%	85%	79%
Debt covered by guarantee	12%	14%	21%
Debt covered by other types of guarantee	1%	1%	0%

The debt amortization schedule of Braskem may be summarized below, which does not take into consideration the debt of controlled company Braskem Idesa as explained above:

	2017	2018	2019	2020	2021/ 2022	2023/ 2024	2025 Onwards
	( BRL Million)
Brazilian real (1)	1.470	949	1.666	604	416	55	7
Foreign Currency(1)	1.158	1.463	1.675	1.867	5.044	2.444	4.726

 (1) Does not take operation costs into consideration

It should also be pointed out that most national currency loans were contracted from development financial institutions, which offer more competitive conditions in relation to the private bank market.

The Company’s financing strategy is focused on extending the average term of maturity of its debt, including by means of the amortization of short-term debt via long-term loans and, primarily, by issuance of long-term debt securities in the capital market. The financing strategy for the next years provides for the maintenance of liquidity and a debt maturity profile consistent with the expected generation of cash flow. Moreover, the officers believe that the capital expenditures won’t negatively affect the quality of indebtedness indicators or the approach adopted when allocating capital.

(i)                 Relevant loan and financing agreements

The Company’s officers describe below (i) the main conditions, guarantees and restrictive sections connected to the loan and financing agreements deemed relevant, (ii) other long-term relations with financial institutions, (iii) level of subordinations among debts and (iv) any restrictions imposed to issuer.

BRASKEM

Fixed-rate Notes

Date of issue/ contracting	Value (US$ million)	Maturity Date	Interest			Outstanding debt balance Principal and Interest on 12/31/2016
			Index	Spread (% p.a.)	Payment Frequency	Value (US$ million)	Value (R$ million)
Sep-06	275	Jan-17	PRE	8.000%	Half-Yearly	58	188
Jun-08	500	Jun-18	PRE	7.250%	Half-Yearly	133	434
May-10	750	May-20	PRE	7.000%	Half-Yearly	402	1,309
Apr-11	1,000	Apr-21	PRE	5.750%	Half-Yearly	1,009	3,290
Jul-11	750	Jul-41	PRE	7.125%	Half-Yearly	504	1,644
May-12	500	May-22	PRE	5.375%	Half-Yearly	770	2,509
Feb-14	750	Feb-24	PRE	6.450%	Half-Yearly	773	2,521

Perpetual Bonds

Date of Issue	Value (US$ millions)	Maturity Date	Interest			Outstanding Debt Balance Principal and Interest On December 31, 2016
			Index	Spread (% p.a.)	Payment	Value US$ million	Value R$ million
Oct-10	700	Oct-15	PRE	7.375%	Quarterly	712	2,322

Credit Lines for Export Pre-payment

Contracting date	Value US$ millions	Maturity Date	Interest			Amortization Principal	Outstanding Debt Balance Principal and Interest On December 31, 2016
			Index	Spread (% p.a.)	Payment		US$ millions	R$ millions
Jan/13	120	Nov/22	LIBOR	1.10%	Half-Yearly	Half-Yearly (1)	120	392
May/16	50	May/17	LIBOR	3.25%	Bullet	Bullet	50	164
Dec/16	68	Nov/19	LIBOR	2.60%	Half-Yearly	Maturity Date	68	222

(1) Amortization began in May/13

Credit notes lines to export.

Contracting date	Transaction currency	Amount (Transaction Currency) Millions	Maturity Date	Interest			Amortization Principal	Outstanding Debt Balance Principal and Interest on 12/31/2016
				Index	Spread	Payment		(Transaction Currency) Millions	R$ Millions
					(% p.a.)
Nov/06 - Jan/08	US$	353	Mar/18 - Feb/20	PRE	7.30% - 8.10%	Half-Yearly	Maturity Date	360	1,173
Jun/10	R$	146	Oct/21	CDI	105,00%	Half-Yearly	Annual	147	147
Feb/11 - Aug/11	R$	1074	Apr/19 - Aug/19	CDI	105.0% - 112.5%	Quarterly - Half-Yearly	Annual (1) – Maturity Date	1074	1074
Sep/12	R$	220	Oct/21	CDI	105.50%	Half-Yearly	Annual (1)	220	220
Sep/16 (2)	US$	92	Aug/17	PRE	5.81%	Quarterly	Maturity Date	93	303
(1) – Renegotiated line in October/13 to extend the maturity date from February/14 to October/21
(2) – Working capital line determined in US dollars to Braskem Idesa, guaranteed by Braskem S.A.

Foreign Exchange Contract Advance Payment

Contracting Date	Transaction Currency	Value (Transaction currency) Millions	Maturity Date	Interest			Amortization Principal	Outstanding Debt Balance Principal and Interest on 12/31/2016
				Index	Spread (% p.a.)	Payment		Transaction Currency Millions	R$ Millions
Oct/16	US$	80	Sep/17	PRE	3.28%	Maturity Date	Maturity Date	81	263

Loans from BNDES for boosting development

Contracting date	Purpose	Value (R$ million)	Maturity Date	Interest			Amortization Principal	Outstanding Debt Balance Principal and Interest on 12/31/2016
				Index rate	Spread (% p.a.)	Payment		R$ million
Jun/09	Construction of Green PE Plant	555,6	Jul/17	Dollar forex variation	6.66%	Monthly	Monthly	9.0
			Jun/17	TJLP	0% - 4.78%	Monthly	Monthly	40.3
Dec/10	Construction of the PVC Plant in Alagoas	524,7	Jan/20	Dollar forex variation	6.66%	Monthly	Monthly	81.2
			Dec/19	TJLP	0% - 3.58%	Monthly	Monthly	179.1
			Dec/19	PRE	5.50%	Monthly	Monthly	20.0
Nov/11	Construction of the Butadiene Plant	175,6	Jan/21	Dollar forex variation	6.58%	Monthly	Monthly	32.5
			Dec/20	TJLP	0% - 3.45%	Monthly	Monthly	78.2
Aug/14	Strategic investments and planned stoppages in 2014	422,9	Mar/21	TJLP	0% - 2.78%	Monthly	Monthly	191.1
			Mar/21	PRE	6.00%	Monthly	Monthly	5.7
			Mar/21	Selic	2.78%	Monthly	Monthly	159.7

The agreements listed below were entered into with the purpose of financing, especially, (i) modernization projects of industrial plants of the Company in Brazil; (ii) healthcare, safety and environmental projects and (iii) innovation and technology projects.

Financing Agreement by means of Credit Facility Line

Contracting date	Credit limit (R$ million)	Maturity Date	Interest			Amortization Principal	Outstanding Debt Balance on 12/31/2016
			Index rate	Spread (% p.a.)	Payment		R$ million
Dec/09	500	Jan/17	Dollar forex variation	6.66%	Monthly	Monthly	3.0
		Jan/17	TJLP	2.58% - 3.58%	Monthly	Monthly	6.6
		Jan/21	PRE	4% - 4.5%	Monthly	Monthly	75.7
Nov/11	2,460	Oct/18	Dollar forex variation	2.42% - 2.45%	Monthly	Monthly	75.4
		Dec/21	TJLP	0% - 3.58%	Monthly	Monthly	854.8
		Dec/21	PRE	3.5% - 7%	Monthly	Monthly	187.1
		Dec/21	Selic	2.32% - 2.78%	Monthly	Monthly	256.8
Jan/15	1,994	Jan/22	TJLP	0% - 2.62%	Monthly	Monthly	177.6
		Jan/22	Selic	2.32%	Monthly	Monthly	186.2

Loans from BNB for boosting development

Contracting date	Purpose	Value (R$ million)	Maturity Date	Interest			Amortization Principal	Outstanding Debt Balance on 12/31/2016
				Index rate	Spread (% p.a.)	Payment		R$ million
Dec/10	Construction of the PVC Plant (AL)	200	Dec/22	PRE	8.50%	Monthly	Monthly	133.3
Mar/13		63	Mar/23	PRE	3.53%	Monthly	Monthly	47.1
Aug/14	Financing of Modernization Projects for Northeast Industrial Assets 2013	200	Aug/24	PRE	8.24%	Monthly	Monthly	170.3

Other Loans for boosting development

Contracting date	Value (US$ million)	Maturity Date	Interest			Amortization Principal	Outstanding Debt Balance on 12/31/2016	Outstanding Debt Balance on 12/31/2016
			Index rate	Spread (% p.a.)	Payment		US$ million	R$ million
Dec/12	200	Nov/22	Libor	1.10%	Half-Yearly	Half-Yearly	120	392

BRASKEM IDESA

Project Finance

Contracting date	Value (US$ million)	Maturity Date	Interest			Amortization Principal	Outstanding Debt Balance Principal + Interest On 12/31/2016
			Index rate	Spread (% p.a.)	Payment		US$ million	R$ million
Jul/13 - Sep/15	3,193,1	Feb-19	PRE	4.33% - 6.17%	Quarterly	Quarterly	790.3	2,575.7
			Libor	2.73% - 4.65%	Quarterly	Quarterly	2,347.3	7,650.1

(ii).         Other long-term relationships held with financial institutions

Except for the relations arising from loan and financing agreements, the most relevant items of which were described in item 10.1.f.(i) above, the Company does not hold any other long-term relationship with financial institutions.

(iii).       Level of subordination among the Company’s debts

Financial Year (12/31/2016)
Type of Obligation	Type of Guarantee	Less than one year	One to three years	Three to five years	More than five years	Total
Financing	Collateral	926	1,377	536	28	2.867
Loan	Unsecured	1,134	3,699	851	-	5.684
Financing	Unsecured	71	140	140	87	439
Debt instruments	Unsecured	438	432	4,547	8,800	14.217
Financing	Another Type of Guarantee or Privilege	58	103	88	86	335
Total		2.628	5,751	6,163	9,001	23,542
Description Other Type of Guarantee or Privilege
Bank surety
Note

Values in R$ millions
The information above refer to the Company’s consolidated financial statements and do not include the debt of controlled company Braskem Idesa due to the fact it is in the project finance modality and, therefore, it shall be paid exclusively with the cash generation of the actual company.

For the purposes of credit rating order, the Company’s debts are not secured by guarantees, except for the debts contracted with BNDES, BNB and FINEP, which are secured by security interests and bank bond, which provide them with preference in the payment over unsecured debts, pursuant to Law 11,101, of February 9, 2005. Under the contractual point of view, there is no subordination among debts, so that the payment of each of them shall comply with the due date set forth in each agreement, regardless of the payment of the other debts.

	12/31/2016	12/31/2015	12/31/2014
	(R$ Millions)
Current and Non-Current Liabilities	50,101	59.681	43.905
Net Equity Attributable to Shareholders	2.739	1.630	5.742
Indebtedness Rate	18,3	36,6	7,6

(iv).        Restrictions imposed to the Company, particularly with respect to the indebtedness limits and contracting of new debts, to the distribution of dividends, the disposal of assets,  the issuance of new securities and the disposal of controlling interest.

The Company is not party of financing agreements imposing currently applicable restrictions in relation to the limits for certain indicators related to the indebtedness and payment of interest capacity. However, some of the financing agreements entered into by the Company have other obligations limiting, among other things, the Company and its subsidiaries’ capacity of assuming guarantees or undergoing a merger or consolidation process with other entities, of changing their controlling interest and otherwise disposing of their assets. The restrictions agreed upon, if not formally waived by creditor, did not lead to acceleration of any of the financing agreements entered into by the Company.

(g)         Limits for the contracted loans and already used percentage

All credit limits already contracted by the Company were fully used, except for the agreements below:

In January 2015, the Company entered into, with BNDES, a Credit Limit Opening Agreement in the amount of BRL 1,994 billion, to finance projects for the modernization of industrial plants, increase of productivity, innovation in health, safety and environment. From this amount, the Company has already used 21%, with BRL 1,579 billion remaining available for withdrawal within up to 5 years, counting from the execution of the agreement.

In September and December 2014, the Company entered into, with commercial banks, two standby credit lines, in the amounts of BRL 500 million and USD 750 million, both with maturity date in 2019. By December 31, 2016, these credit lines have not been used.

(h)        Significant changes in each item of the financial statements

BALANCE SHEETS

							Horizontal Horizontal
		Vertical		Vertical		Vertical	Analysis	Analysis
Balance Sheet (Assets)	12/31/16	Analysis	12/31/15	Analysis	12/31/14	Analysis	12/31/2016 12/31/2015
		(%)		(%)		(%)	x	x
							12/31/2015 12/31/2014
(in R$ million, except %)
Current assets
Cash and cash equivalents	6,702	13%	7,043	12%	3,891	8%	-5%	81%
Financial investments	1,190	2%	415	1%	194	0%	187%	113%
Trade accounts receivable	1,634	3%	2,756	5%	2,409	5%	-41%	14%
Inventories	5,238	10%	6,109	10%	5,619	11%	-14%	9%
Taxes recoverable	826	2%	1,312	2%	2,152	4%	-37%	-39%
Dividends and interest on capital	15	0%	2	0%	-	0%	650%	n.a.
Prepaid expenses	102	0%	166	0%	99	0%	-39%	67%
Related parties	-	0%	11	0%	67	0%	-100%	-84%
Derivatives operations	8	0%	54	0%	34	0%	-84%	60%
Other receivables	181	0%	273	0%	282	1%	-34%	-3%
Non-current assets held for sale	360	1%	-	0%	-	0%	n.a.	n.a.
Non-current assets				0%		0%
Financial investments	-	0%	46	0%	42	0%	-100%	9%
Trade accounts receivable	70	0%	20	0%	25	0%	254%	-21%
Advances to suppliers	62	0%	135	0%	69	0%	-54%	96%
Taxes recoverable	1,088	2%	1,318	2%	1,059	2%	-17%	24%
Deferred income tax and social contribution	1,653	3%	3,205	5%	886	2%	-48%	262%
Judicial deposits	233	0%	277	0%	231	0%	-16%	20%
Related parties	-	0%	145	0%	139	0%	-100%	4%
Insurance claims	51	0%	63	0%	144	0%	-20%	-56%
Derivatives operations	29	0%	12	0%	39	0%	139%	-69%
Other receivables	141	0%	192	0%	86	0%	-27%	123%
Investments in subsidiaries and jointly-controlled investments	92	0%	86	0%	127	0%	7%	-32%
Property, plant and equipment	29,337	57%	34,100	56%	29,071	59%	-14%	17%
Intangible assets	2,809	5%	2,888	5%	2,836	6%	-3%	2%
Total assets	51,822	100%	60,627	100%	49,502	100%	-15%	22%

							Horizontal Horizontal
		Vertical		Vertical		Vertical	Analysis	Analysis
Balance Sheet (Liabilities and Shareholders' Equity)	31/12/2016	Analysis	12/31/15	Analysis	12/31/14	Analysis	12/31/2016 12/31/2015
		(%)		(%)		(%)	x	x
							12/31/2015 12/31/2014
(in R$ million, except %)
Liabilities
Current liabilities
Trade payables	6,545	13%	12,374	20%	10,840	22%	-47%	14%
Borrowings	2,594	5%	1,970	3%	1,419	3%	32%	39%
Braskem Idesa borrowings	10,438	20%	302	0%	26	0%	3353%	1042%
Derivatives operations	29	0%	58	0%	96	0%	-50%	-40%
Payroll and related charges	562	1%	610	1%	533	1%	-8%	14%
Taxes payable	624	1%	1,003	2%	233	0%	-38%	330%
Dividends	3	0%	754	1%	216	0%	-100%	249%
Advances from customers	203	0%	120	0%	100	0%	70%	20%
Leniency agreement accrual	1,354	3%	-	0%	-	0%	n.a.	n.a.
Sundry provisions	113	0%	94	0%	89	0%	20%	6%
Post-employment benefits	-	0%	-	0%	336	1%	n.a.	-100%
Accounts payable to related parties	-	0%	-	0%	-	0%	n.a.	n.a.
Other payables	476	1%	359	1%	198	0%	33%	81%
Non-current liabilities held for sale	95	0%	-	0%	-	0%	n.a.	n.a.
Non-current liabilities
Trade payables	202	0%	57	0%	-	0%	253%	n.a.
Borrowings	20,737	40%	25,381	42%	18,927	38%	-18%	34%
Braskem Idesa borrowings	-	0%	11,975	20%	7,551	15%	-100%	59%
Derivatives operations	861	2%	1,120	2%	594	1%	-23%	88%
Taxes payable	24	0%	27	0%	260	1%	-10%	-90%
Accounts payable to related parties	-	0%	-	0%	-	0%	n.a.	n.a.
Loan to non-controlling shareholders of Braskem Idesa	1,621	3%	1,539	3%	792	2%	5%	94%
Deferred income tax and social contribution	511	1%	773	1%	627	1%	-34%	23%
Post-employment benefits	162	0%	170	0%	114	0%	-5%	49%
Provision for losses on subsidiaries	-	0%	-	0%	-	0%	n.a.	n.a.
Advances from customers	163	0%	31	0%	88	0%	424%	-65%
Contingencies	985	2%	554	1%	409	1%	78%	36%
Leniency agreement accrual	1,499	3%	-	0%	-	0%	n.a.	n.a.
Sundry provisions	206	0%	99	0%	97	0%	107%	3%
Other payables	93	0%	312	1%	358	1%	-70%	-13%
Total liabilities	50,101	97%	59,681	98%	43,905	89%	-16%	36%

							Horizontal Horizontal
		Vertical		Vertical		Vertical	Analysis	Analysis
Balance Sheet (Liabilities and Shareholders' Equity)	31/12/2016	Analysis	12/31/15	Analysis	12/31/14	Analysis	12/31/2016 12/31/2015
		(%)		(%)		(%)	x	x
							12/31/2015 12/31/2014
(in R$ million, except %)
Shareholders' equity
Capital	8,043	16%	8,043	13%	8,043	16%	0%	0%
Capital reserve	232	0%	232	0%	232	0%	0%	0%
Revenue reserves	835	2%	2,882	5%	736	1%	-71%	291%
Other comprehensive income	(6,322)	-12%	(9,061)	-15%	(2,943)	-6%	-30%	208%
Treasury shares	(50)	0%	(50)	0%	(49)	0%	0%	2%
Accumulated profits	-	0%	(417)	-1%	(278)	-1%	-100%	50%
Non-controlling interest in Braskem Idesa	(1,018)	-2%	(685)	-1%	(145)	0%	49%	374%
Total liabilities and shareholders' equity	51,822	100%	60,627	100%	49,502	100%	-15%	22%

Comparison between the main variations in the equity accounts in the financial years ended on December 31, 2016, and December 31, 2015

Current Assets

The Current Assets balance in the financial year ended on December 31, 2016, was BRL 15,897 million, representing 31% of the Total Assets. In the previous financial year, the balance was BRL 18,140, representing 30% of the Company’s Total Assets in that period.

The most significant variations in the Current Assets are detailed below:

▪  “Financial Investments”: increase due to (i) the time deposit (BRL 434 million – balance in 12/31/2016) given as cash collateral to fulfill the commitment of Braskem with the project finance of the subsidiary Braskem Idesa; and (ii) reclassification of "cash and cash equivalents" to "financial investments held for trading" related to financial investments in Brazilian floating-rate government bonds (“LFTs”). These bonds have maturity above three months, immediate liquidity and expected realization in the short term.

▪  “Receivables from clients”: impact due to the medium-term reduction of income, as well as in the reduction of default, both in the domestic market and the foreign market;

▪  “Recoverable Taxes”: reduction arising, particularly, from offsetting any balance accrued in items such as PIS and COFINS and by reducing the REINTEGRA tax rate (0.1% used on December 31, 2016, against 3% used on December 31, 2015, compared to the increase arising from advances of income tax and social contribution on profit; and

▪  “Other assets”: reduction due, particularly, to the receipt of debit notes from Petrobras, in the amount of BRL 87 million.

Non-Current Assets

The Non-Current Assets balance in the financial year ended on December 31, 2016, was BRL 35,566 million, compared to BRL 42,487 million presented in the previous year. The reduction  arises, particularly, from the reduction by BRL 1,551,5 million due to tax exchange realizations occurred in the financial year of 2016, which affected the item deferred income tax and social contribution and the drop of the Mexican Peso against the Brazilian Real during the financial year of 2016, affecting the fixed assets balance on a significant basis, arising from controlled company Braskem Idesa, the functional currency of which is the Mexican peso. The Company’s fixed assets balance represented 57% of the Total Assets in the financial year ended on December 31, 2016 and 56% in the financial year ended on December 31, 2015.

Other variations have occurred in items such as:

▪  “Advance to suppliers”: includes long-term installment of an advance to a supplier of electric power being reimbursed by means of reduction of the rate in the period from January 1, 2016 to January 31, 2022; and

▪  “Credits with affiliates”: the reduction arises from the provision for loss of the total credits with Petrobras, as recorded in December 2016, in the amount of BRL 163 million.

With respect to the Total Assets, Non-Currents represented, in the financial years of 2016 and 2015, 69% and 70% respectively.

Current Liabilities

The Current Liabilities balance in the financial year ended on December 31, 2016, was BRL 22,943 million, representing 44% of the Total Liabilities, while in the previous year the balance was BRL 17,643 million, representing 29% of the Total Liabilities.

The most significant variations in the Current Liabilities are detailed below:

▪  “Suppliers”: reduction due to various factors, including the Dollar variation, since this currency suffered a devaluation of 17% in financial year ended on December 31, 2016 compared to the Brazilian Real, leading to a reduction of 46% of the balance in relation to the same period in the previous year, particularly because 68% of the balance of this item is expressed in Dollar;

▪  “Braskem Idesa Financings”: at the reporting date as of December 31, 2016, part of restrictive contractual clauses (covenants), which are customary in project financing contracts, were not being complied. In this sense, the entire balance of non-current liabilities, in the amount of BRL 9,492 million, was reclassified to current liabilities, in accordance with CPC 26 and its corresponding accounting standard IAS 1 (Presentation of Financial Statements). According to the standards mentioned above, such reclassification is required when a contractual breach entitles creditors to request the immediate repayment of the obligations in the short-term. In this context, note that none of the creditors has requested said immediate repayment of obligations and Braskem Idesa has been settling this obligation in accordance with its original maturity schedule. Additionally, Braskem Idesa has already entered into agreements with its creditors to obtain approvals for said contractual breach in order to return the entire amount reclassified from current liabilities to non-current liabilities. The payment schedule below shows the original long-term maturities, excluding the reclassification to current liabilities arising from the breach of contractual covenants mentioned previously.

▪  “Taxes payable”: the reduction is due, particularly, to the tax impacts on the payments acknowledged without compensation therefor;

▪  “Dividends”: paid to the shareholders in April 2016 in the amount of BRL 1,000,000, however, with BRL 752,7 million having been declared already in financial year ended on December 31,2015 and BRL 247,4 million approved by the shareholders at the General Meeting occurred in April 2016; and

▪  “Leniency agreement”: refers to the Global Agreement entered into with the authorities, as explained in the note 23.3 (b) of the Financial Statements for 2016 and in the 10.3(c) of this proposal. On December 31, 2016, the provision amount in the Current Liabilities for the Leniency Agreement was R$ 1,354 million, represented 47% of the total provision for purposes of the Leniency Agreement.

Non-Current Liabilities

The Non-Current Liabilities balance in the financial year ended on December 31, 2016, was BRL 27.063 million, while in the same period of the previous year, the balance was BRL 42,038. With respect to the Total Liabilities, the Non-Current Liabilities accounted for 52% in financial year ended on December 31, 2016 and 69% in financial year ended on December 31, 2015. Among the main variations, the following are highlights:

▪  “Financings”: reduction particularly related to the devaluation of Dollar compared to Real, as described above, since 78% of such balance is expressed in this currency;

▪  “Advances from clients”: increase particularly due to the advance received by controlled company Braskem Holanda in September 2016 , in the amount of R$ 325 million (US$ 100 million), bound to a supply agreement for basic petrochemical products, which will be delivered between January 2017 and December 2018;

▪   “Contingencies” increase concerning, particularly, the provision for legal proceedings classified as remote loss at labor, tax and corporate areas; and

▪  “Leniency agreement”: refers to the Global Agreement entered into with the authorities, as explained in the note 23.3 (b) of the Financial Statements for 2016 and in the 10.3(c) of this proposal. On December 31, 2016, the provision amount in the Current Liabilities for the Leniency Agreement was R$ 1,499 million, represented 53% of the total provision for purposes of the Leniency Agreement.

Net Equity

On December 31, 2016, the Net Equity attributable to the shareholders of the Company was BRL 2,739 million, compared to BRL 1,630 million in the same period of the previous year, 68% higher in relation to the previous financial year.

The most significant variations arise from the following items:

▪  “Revenue reserves”: where a reduction was caused, particularly, by the payment of interim dividends approved by the Board of Directors in September 2016, in the amount of BRL 1 billion and by adjustments arising from the resubmission of the 2015 Financial Statements on account of payments without the corresponding consideration for services and the resulting tax impacts;

▪  “Other comprehensive results”: the reduction of which results from the devaluation of Dollar against Real in 2016, since this is the item exposed in that currency due to the hedge accounting for future exports of Braskem S.A. and hedge accounting for sales of Braskem Idesa, whose hedge instruments are expressed in Dollar; and

▪  “Accrued Losses”: the main variation of which is loss in the financial year of 2016, in the amount of BRL 729 million.

Assets and Liabilities Held for Sale

Considering that in the year end of 2016, Braskem had already received a firm offer by the buying party before December 31, 2016 and both the Company’s Management and its Board of Directors were committed to the sale plan, the results of Quantiq and IQAG for 2015 and 2016 are presented in the line “profit from discontinued operations” on the consolidated statements of operations. The assets and liabilities of these companies in December 31, 2016 are presented in the lines “non-current assets held-for-sale” in the amount of BRL 360 million and “non-current liabilities held-for-sale” in the amount of BRL 95 million, respectively. For detailed information, see item 10.3 (b) of this managerial proposal.

Comparison between the main variations in the equity accounts in the financial years ended on December 31, 2015 and December 31, 2014

Current Assets

The Current Assets balance in the financial year ended on December 31, 2015, was BRL 18,140 million, compared to BRL 14,748 million in the same period of the previous year. In the financial year ended on December 31, of 2014, Current Assets accounted for 30% of the Total Assets.

The most significant variations in the Current Assets occurred in items such as:

▪  “Financial Investments”, which were increased particularly due to the reclassification of "cash and cash equivalents" to "financial investments held for trading" related to financial investments in Brazilian floating-rate government bonds (“LFTs”), as explained before;

▪  “Taxes Recoverable”: there was a fall of 39%, arising, particularly, from the merger of controlled company Braskem Qpar by Braskem, generating a use of accrued credits in Braskem, particularly those related to PIS and COFINS, with taxes due by Braskem Qpar.

Non-Current Assets

The Non-Current Assets balance in the financial year ended on December 31, 2015, was BRL 42,487 million, compared to BRL 34,754 million in the same period of the previous year. In the financial year of 2014, the Non-Current Assets accounted for 70% of the Company’s Total Assets.

The most significant variations in the Non-Current Assets occurred in items such as:

▪   “Deferred income tax and social contribution”: due to transactions of tax loss. In the financial year of 2014, the Company used an amount to settle installments in Brazil, reason why the balance of that item is reduced for that year. In the financial year of 2015, there was an accumulation of tax loss balance with main emphasis to controlled company Braskem Idesa, without a relevant offset; and

▪  “Fixed Assets”: impacted on a relevant manner due to an increase in the project of controlled company Braskem Idesa, presenting a variation of BRL 5,029 million. The balance of that item accounted for 59% of the Total Assets in the financial year ended on December 31, 2014.

Current Liabilities

The Current Liabilities balance in the financial year ended on December 31, 2015, was BRL 17,643 million, while in the same period of the previous year the balance was BRL 14,087 million, accounting for 28% of the Total Liabilities.

The most significant variations in the Current Liabilities occurred in items such as:

▪  “Taxes payable”: representing an increase of BRL 770 million, concerning the payment of income tax in Brazil and abroad of controlled company Braskem America; and

▪   “Post-employment benefits”: the balance presented on December 31, 2014 refers to the Petros Copesul plan, which was fully liquidated in 2015.

Non-Current Liabilities

The Non-Current Liabilities balance in the financial year ended on December 31, 2015, was BRL 42,038 million, while in the same period of the previous year the balance was BRL 29,818 million. With respect to the Total Liabilities, the Non-Current Liabilities accounted for 60% in both financial years.

The most significant variations in the Non-Current Liabilities occurred in items:

▪  “Financings”: increased by 34%, being particularly related to the valuation of Dollar compared to Real (2015 – 3.9048 and 2014 – 2.6562). On December 31, 2014, 78% of that balance was expressed in this currency;

▪  “Braskem Idesa Financings” refers to the valuation of Dollar compared to Real; and (iii) “Taxes to collect”: drop related, particularly, to tax impacts on the payments acknowledged without respective compensation therefor.

Net Equity

In December 31, 2015, the Net Equity attributable to the shareholders of the Company was BRL 1,630 million, compared to BRL 5,742 million in the same period of the previous year.

The most significant variations arise from the following items:

▪  “Revenues reserves”: the increase resulted from withholding of profits constituted based on the capital budget,  for the purpose of investment in future investments, in the amount of BRL 2,010 million; and

▪  (ii) “Other comprehensive results”: the increase results in the valuation of Dollar compared to Real in 2015, given that this item is exposed in that currency due to the hedge accounting of future exports of Braskem S.A. and hedge accounting of Braskem Idesa sales, the financial instruments of which are expressed in dollar.

INCOME STATEMENT

		Vertical		Vertical		Vertical	Horizontal	Horizontal
Statement of operations	Year end in	Analysis (%	Year end in	Analysis (%	Year end in	Analysis (%	Analysis	Analysis
	12/31/2016	Net	12/31/2015	Net	12/31/2014	Net	2016 x 2015	2015 x 2014
		Revenue)		Revenue)		Revenue)
(in R$ million, except %)
Net sales revenue	47,664	100%	46,880	100%	45,136	100%	2%	4%
Cost of products sold	(34,941)	-73%	(36,728)	-78%	(39,352)	-87%	-5%	-7%
Gross Profit	12,723	27%	10,152	22%	5,784	13%	25%	76%
Income (expenses)	(6,772)	-14%	(3,262)	-7%	(2,314)	-5%	108%	41%
Selling and distribution	(1,411)	-3%	(1,083)	-2%	(1,037)	-2%	30%	4%
General and administrative	(1,477)	-3%	(1,280)	-3%	(1,196)	-3%	15%	7%
Research and development	(162)	0%	(170)	0%	(128)	0%	-4%	32%
Results from equity investments	30	0%	2	0%	4	0%	1255%	-44%
Other income (expenses), net	(3,752)	-8%	(731)	-2%	43	0%	413%	-1809%
Operational Profit	5,951	12%	6,890	15%	3,470	8%	-14%	99%
Financial results	(6,091)	-13%	(2,476)	-5%	(2,401)	-5%	146%	3%
Financial expenses	(3,571)	-7%	(3,163)	-7%	(2,716)	-6%	13%	16%
Financial income	690	1%	585	1%	400	1%	18%	46%
Exchange rate variations, net	(3,210)	-7%	103	0%	(84)	0%	-3220%	-222%
Profit before income tax and social contribution	(140)	0%	4,414	9%	1,069	2%	-103%	313%
IR and CSL - Current and deferred	(616)	-1%	(1,661)	-4%	(491)	-1%	-63%	238%
Profit (loss) for the year of continued operations	(756)	-2%	2,754	6%	578	1%	-127%	376%
Discontinued operations results	27	0%	6	0%	0	0%	321%	12664%
Profit from discontinued operations	41	0%	17	0%	(4)	0%	142%	-522%
IR and CSL - Current and deferred	(14)	0%	(10)	0%	4	0%	33%	-358%
Profit (loss) for the year	(729)	-2%	2,760	6%	578	1%	-126%	377%
Attributable to:
Company's shareholders	(411)	-1%	3,002	6%	716	2%	-114%	319%
Non-controlling interest in Braskem Idesa	(318)	-1%	(242)	-1%	(138)	0%	32%	75%

The main changes in operating results for the last three fiscal years are explained in item 10.2 (b) below.

10.2.      The main variations in the operating results of the last three financial years are explained in item 10.2(b) below.

Operating and Financial Result

a)         Results from the Company’s transactions

(i)           Description of any important revenue components

The information in this item is presented in item 10.2 (b) below.

(ii)          Factors that materially affected operating results

Growth of Brazil’s GDP and Domestic Demand for Our Products

Our sales in Brazil represented 52% of our net sales revenue in the year ended December 31, 2016. Thus, we are significantly affected by economic conditions in Brazil. Our results of operations and financial condition have been, and will continue to be, affected by the growth rate of Brazilian GDP because our products are used in the manufacture of a wide range of consumer and industrial products.

The following table sets forth the growth rates of Brazilian GDP and domestic apparent consumption for polyethylene, polypropylene and PVC for the periods presented.

	Year Ended December 31,
	2016	2015	2014	2013	2012
Brazilian GDP	(3.6)%	(3.8)%	0.1%	3.0%	1.9%
Brazilian consumption of polyethylene	(1.3)%	(3.2)%	0.6%	8.0%	1.3%
Brazilian consumption of polypropylene	1.1%	(8.3)%	(2.6)%	4.6%	3.8%
Brazilian consumption of PVC	(2.3)%	(16.0)%	(2.3)%	12.5%	0.9%

Source: Brazilian government and Tendencias Consultoria.

Brazilian GDP growth has fluctuated significantly, and we anticipate that it will likely continue to do so. Our management believes that economic growth in Brazil should positively affect our future net sales revenue and results of operations. However, continued low growth or a recession in Brazil would likely reduce our future net sales revenue and have a negative effect on our results of operations.

In 2014, the Brazilian economy continued to face challenges, registering low GDP growth. The decrease in consumer confidence, demonstrated by the deceleration of consumption, and weaker external demand affected most economic sectors, including the industrial and services sectors, which registered decreased growth as compared to 2013. As a result, Brazilian consumption volumes of thermoplastic resins declined by 2.6% for polypropylene and 2.3% for PVC. Brazilian consumption volumes of polyethylene remained stable.

In 2015, Brazil was affected by the continued political crisis, lower-than-expected GDP growth in China (6.9%, the lowest in 25 years), declines in international commodity prices and weakening currencies in emerging economies, led by the Brazilian real. Key sectors in the Brazilian economy, such as services, construction and infrastructure, experienced a slowdown which affected the labor market by reducing income levels and consequently household spending and investment. According to the IBGE, Brazil’s GDP contracted 3.8% in 2015. As a result, Brazilian consumption volumes of thermoplastic resins declined by 3.2% for polypropylene, 3.8% for polyethylene and 16.0% for PVC.

In 2016, indicators for economic growth in Brazil were weaker than expected, with negative GDP growth for the year, primarily due to lower borrowing as a result of higher levels of debt held by households and businesses. These factors, combined with the persistent bottlenecks contributing to Brazil cost and the prolonged political and institutional crisis, affected the country’s economy, which resulted in lower demand for resins in the Brazilian market. As a result, Brazilian consumption volumes of thermoplastic resins declined by 2.3% for PVC and 1.3% for polyethylene.

Brazil’s Macroeconomic Environment

The following table shows data inflation, interest rates and the U.S. dollar exchange rate for and as of the periods indicated.

	Year Ended December 31,
	2016	2015	2014	2013	2012

Brazilian GDP........................................................	(3.6)%	(3.8)%	0.1%	3.0%	1.9%
Brazilian consumption of polyethylene..........	(1.3)%	(3.2)%	0.6%	8.0%	1.3%
Brazilian consumption of polypropylene.......	1.1%	(8.3)%	(2.6)%	4.6%	3.8%
Brazilian consumption of PVC...........................	(2.3)%	(16.0)%	(2.3)%	12.5%	0.9%

Sources:  Fundação Getúlio Vargas, the Central Bank and Bloomberg

(1) Inflation (IGP-M) is the general market price index measured by the Fundação Getúlio Vargas.

(2) Inflation (IPCA) is a broad consumer price index measured by the Instituto Brasileiro de Geografia e Estatística.

(3) The CDI rate is average of inter-bank overnight rates in Brazil (as of the last date of the respective period).

(4) Three-month U.S. dollar LIBOR rate as of the last date of the period.  The LIBOR rate is the London inter-bank offer rate.

Effects of Fluctuations in Exchange Rates between the Real and the U.S. Dollar

Our results of operations and financial condition have been, and will continue to be, affected by the rate of depreciation or appreciation of the real against the U.S. dollar because:

▪  a substantial portion of our net sales revenue is denominated in or linked to U.S. dollars;

▪  our costs for some of our raw materials, principally naphtha and certain catalysts required in our production processes, are incurred in U.S. dollars or are U.S. dollar-linked;

▪  we have operating expenses, and make other expenditures, that are denominated in or linked to U.S. dollars; and

▪  we have significant amounts of U.S. dollar-denominated liabilities that require us to make principal and interest payments in U.S. dollars.

Virtually all of our sales are of petrochemical products for which there are international market prices expressed in U.S. dollars. We generally attempt to set prices that take into account (1) the international market prices for our petrochemical products, and (2) in Brazil, variations in the real/U.S. dollar exchange rate. As a result, although a significant portion of our net sales revenue is denominated in reais, substantially all of our products are sold at prices that are based on international market prices that are quoted in U.S. dollars.

Fluctuations in the real will affect the cost of naphtha and other U.S. dollar-linked or imported raw materials. The price of naphtha, raw material, is linked to the U.S. dollar. The pricing formula included in the contract with Petrobras under which we purchase naphtha for our basic petrochemical plants in the Northeastern Complex and in the Southern Complex includes a factor that adjusts the price to reflect the real/U.S. dollar exchange rate.

The depreciation of the real against the U.S. dollar generally increases the production cost for our products and we generally attempt to increase the Brazilian prices for our products in reais (to the extent possible in light of then-prevailing market conditions in Brazil), which may result in reduced sales volumes of our products. To the extent that our price increases are not sufficient to cover the increased costs for raw materials, our operating margin decreases. Conversely, the appreciation of the real against the U.S. dollar generally decreases the production cost for our products and we generally decrease the Brazilian prices for our products in reais, which may result in increased sales volumes of our products. In periods of high volatility in the real/U.S. dollar exchange rate, there is usually a lag between the time that the U.S. dollar appreciates or depreciates and the time that we are able to pass on increased, or are required to pass on reduced, costs in reais to our customers in Brazil. These pricing discrepancies decrease when the real/U.S. dollar exchange rate is less volatile.

Braskem can contract financial derivatives in order to mitigate the exchange rate risk associated to the exposure arising from our costs in reais. Those operations can include financial options (“Puts” and “Calls”) and its derived strategies. For example, Braskem may apply a hedging strategy called “Collar”, which is composed by the purchase of a Put associated with the simultaneous sale of a Call, with both options having the same maturity. In those situations, if the Brazilian Real depreciates and the strike price of the call exceeds the exchange rate of the option’s date of exercise, the Company may incur in significant financial losses. However, since those strategies will be implemented only with non-speculative purposes (as stated in our Financial Policy), eventual losses with the derivatives will be compensated by more competitive fixed costs in reais.

Our consolidated U.S. dollar-denominated indebtedness represented 85.0% of our outstanding indebtedness as of December 31, 2016. As a result, when the real depreciates against the U.S. dollar:

▪  the interest costs on our U.S. dollar-denominated indebtedness increase in reais, which adversely affects our results of operations in reais;

▪  the amount of our U.S. dollar-denominated indebtedness increases in reais, and our total liabilities and debt service obligations in reais increase; and

▪  our financial expenses tend to increase as a result of foreign exchange losses that we must record, mitigated by our decision to designate, on May 1, 2013, part of our U.S. dollar-denominated liabilities as a hedge for our future exports.

Appreciation of the real against the U.S. dollar has the converse effects.

Export sales and sales by our USA and Europe Unit, which enable us to generate receivables payable in foreign currencies, tend to provide a hedge against a portion of our U.S. dollar-denominated debt service obligations, but they do not fully match them. To further mitigate our exposure to exchange rate risk, we try, where possible, to enter into trade finance loans for our working capital needs, which funding is generally available at a lower cost because it is linked to U.S. dollar exports.

Effects of Brazilian Inflation

Brazilian inflation affects our financial performance by increasing some of our operating expenses denominated in reais (and not linked to the U.S. dollar). A significant portion of our costs of sales and services rendered, however, are denominated in or linked to the U.S. dollar and are not substantially affected by the Brazilian inflation rate. Some of our real-denominated debt is indexed to take into account the effects of inflation. Under this debt, the principal amount generally is adjusted with reference to the General Price Index—Market (Índice Geral de Preços—Mercado), an inflation index, so that inflation results in increases in our financial expenses and debt service obligations. In addition, a significant portion of our real-denominated debt bears interest at the TJLP or the CDI rate, which are partially adjusted for inflation.

Effect of Sales Outside Brazil on Our Financial Performance

We have significant production capacity located outside of Brazil from our plants located in the United States, Germany and Mexico.

During the year ended December 31, 2016, 48% of our net sales revenue was derived from sales of our products outside Brazil as compared with 48.9% during 2015 and 43.4% during 2014. Net sales revenues derived from sales outside Brazil decreased by 0.9% during 2016, and increased by 5.5% during 2015.

During the past several years, as the relative cost of naphtha and gas as feedstocks for petrochemical crackers has diverged, the profit margins of many naphtha crackers, including ours, have decreased as crackers using gas as feedstock have become the low-cost producer in the global markets. However, since gas crackers are unable to produce the co-products and byproducts that naphtha crackers generate, such as propylene, butadiene and BTX products, the prices of these products in the international markets have increased. As a result of the increased prices available for most of these co-products and byproducts, our net sales revenue from export sales of these products increased.

Cyclicality Affecting the Petrochemical Industry

Global consumption of petrochemical products has increased significantly over the past 30 years. Due to this growth in consumption, producers have experienced periods of insufficient capacity for these products. Periods of insufficient capacity, including some due to raw material shortages, have usually resulted in increased capacity utilization rates and international market prices for our products, leading to increased domestic prices and operating margins. These periods have often been followed by periods of capacity additions, which have resulted in declining capacity utilization rates and international selling prices, leading to declining domestic prices and operating margins.

We expect that these cyclical trends in international selling prices and operating margins relating to global capacity shortfalls and additions will likely persist, principally due to the continuing impact of four general factors:

▪  cyclical trends in general business and economic activity produce swings in demand for petrochemicals;

▪  during periods of reduced demand, the high fixed cost structure of the capital intensive petrochemicals industry generally leads producers to compete aggressively on price in order to maximize capacity utilization;

▪  significant capacity additions, whether through plant expansion or construction, can take three to four years to implement and are therefore necessarily based upon estimates of future demand; and

▪  as competition in petrochemical products is, in most cases, focused on price, being a low-cost producer is critical to improved profitability. This favors producers with larger plants that maximize economies of scale, but construction of plants with high capacity may result in significant increases in capacity that can outstrip demand growth.

A variety of petrochemical companies have announced plans to build significant additional ethylene production capacity, primarily in Asia, the Middle East and North America. According to IHS, 30.7 million tons of annual global ethylene capacity is scheduled to be commissioned between 2017 and 2021, including approximately 9.3 million tons of annual capacity in China, 2.9 million tons of annual capacity in the Middle East and 11.3 million tons of annual capacity in North America. According to IHS, the majority of the new capacity in China will be based on coal as their principal feedstock. The majority of the new capacity in the Middle East will be based on ethane as their feedstock, either as the only raw material, or with another feedstock for flexible crackers. However, expansions of ethylene capacity are frequently subject to delays, and we cannot predict when the planned additional capacity will be commissioned, if at all.

International pricing pressures increased in 2011 and 2012 as the price differential between naphtha and gas increased and producers using ethane as raw materials were able to maintain competitive margins at sales prices lower than those required by some naphtha based producers. In 2013, the global economy showed signs of recovery, as reflected by the improved performance of the U.S. economy and indications that the euro zone had begun to emerge from crisis. This scenario helped support a recovery in the profitability of the global petrochemical industry, and the spreads for thermoplastic resins and main basic petrochemicals improved during the year. In 2014, world GDP growth fell short of initial forecasts for the year, reflecting the slower growth in emerging economies and in the Eurozone. However, the recovery in the U.S. economy and the good performance of other developed markets, such as the United Kingdom, had a positive impact on the world economy in 2014. In 2015 crude oil prices fell sharply, which reduced the competitive advantage of gas-based producers compared to naphtha-based producers.

The combination of the decline in oil prices, and consequently the decline in naphtha prices, the main feedstock used by the global petrochemical industry, which registered an average price in 2016 of US$385 per ton, down 16.6% from 2015, as well as the cancelation and postponements of previously announced petrochemical projects, supported  healthy thermoplastics resins spreads.

We believe that the pricing scenario for the short-term is marked by caution. As expected, petrochemical prices have followed the downward trend in naphtha prices, which in turn followed the downward trend in crude oil markets. However, it is expected that the improvement in the world economy will continue to positively influence the demand and profitability of the sector in the short term.

Based on historical growth of demand for polyethylene, polypropylene and PVC, we believe that the additional capacity introduced in the market in 2014, 2015 and 2016 will be absorbed by the market in the medium-term. However, the production generated by this increase in capacity may lead to continued pressure on prices in the international markets and an increase in competition from imports in the Brazilian markets, which could adversely affect our net sales revenues, gross margins and overall results of operations.

Effects of Fluctuations in Naphtha, Ethane, Propane and Propylen Prices

Fluctuations in the international market price of naphtha have significant effects on our costs of goods sold and the prices that we are able to charge our customers for our first and second generation products. Political instability in the Middle East or similar events that may occur in the future may lead to unpredictable effects on the global economy or the economies of the affected regions, have had and may continue to have negative effects on oil production and price volatility, consequently driving naphtha and petrochemical prices higher worldwide.

The price of ethane and propane in the Mont Belvieu region in Texas is used as a reference for our costs of feedstocks. Any future developments that affect the U.S. supply/demand balance for natural gas may adversely affect the Mont Belvieu price of natural gas (including ethane, propane and butane) and increase our production costs or decrease the price of petrochemical products. External factors and natural disasters such as hurricanes, harsh winters or industry developments, such as shale gas exploration, may disrupt the supply of natural gas, thereby increasing the cost, which may materially adversely affect our cost of sales and results of operations.

Effects on Cost of Sales

Naphtha is the principal raw material used by our Basic Petrochemicals Unit and, indirectly, in several of our other business units. Naphtha and condensate accounted for 63.1% of the total cost of sales of our Basic Petrochemicals Unit during 2016. Naphtha accounted for 42.6% of our direct and indirect consolidated cost of sales and services rendered during 2016.

The cost of naphtha varies in accordance with international market prices, which fluctuate depending upon the supply and demand for oil and other refined petroleum products. We purchase naphtha under a long-term supply contract with Petrobras, and we import naphtha from other suppliers through our terminal at Aratú in the State of Bahia and Petrobras’ terminal at Osório in the State of Rio Grande do Sul. The prices that we pay for naphtha under these arrangements, other than our supply contract with Petrobras, are based on the Amsterdam-Rotterdam-Antwerp market price for naphtha. As a result, fluctuations in the Amsterdam-Rotterdam-Antwerp market price for naphtha have had a direct impact on the cost of our first generation products.

Our contracts with Petrobras provides for naphtha prices based on Amsterdam-Rotterdam-Antuwep (ARA) quotations. The volatility of the prices of these products in the international markets, the real/U.S. dollar exchange rate, and the level of carbon disulfide, a contaminant of the naphtha that is delivered. We believe that these contracts have reduced the exposure of the cost of our first generation products to fluctuations in the Amsterdam-Rotterdam-Antwerp market price for naphtha.

The international price of naphtha has fluctuated significantly in the past, and we expect that it will continue to do so in the future. Significant increases in the price of naphtha and, consequently, the cost of producing our products, generally reduce our gross margins and our results of operations to the extent that we are unable to pass all of these increased costs on to our customers, and may result in reduced sales volumes of our products. Conversely, significant decreases in the price of naphtha and, consequently, the cost of producing our products, generally increase our gross margins and our results of operations and may result in increased sales volumes if this lower cost leads us to lower our prices. In periods of high volatility in the U.S. dollar price of naphtha, there is usually a lag between the time that the U.S. dollar price increases or decreases and the time that we are able to pass on increased, or required to pass on reduced, costs to our customers in Brazil. These pricing discrepancies decrease when the U.S. dollar price of naphtha is less volatile.

We do not currently hedge our exposure to changes in the prices of naphtha because a portion of our sales are exports payable in foreign currencies and linked to the international market prices of naphtha and also because the prices of our polyethylene, polypropylene and PVC products sold in Brazil generally reflect changes in the international market prices of these products.

Effects on Prices of Our Products

The prices that we charge for many of our basic petrochemical products are determined by reference to the European contract prices for these products. Because European producers of basic petrochemical products primarily use naphtha as a raw material, changes in the European contract prices are strongly influenced by fluctuations in international market prices for naphtha. To the extent that our prices are based on the European contract prices for our products, the prices that we charge for these products are significantly influenced by international market prices for naphtha.

We negotiate the prices in Reais for part of our products, principally polyethylene, polypropylene and PVC, on a monthly basis with our domestic customers. We attempt to revise our prices to reflect (1) changes in the international market prices of these products, which tend to fluctuate in tandem with naphtha prices, especially for polyethylene, and (2) the appreciation or depreciation of the real against the U.S. dollar. However, during periods of high volatility in international market prices or exchange rates, we are sometimes unable to fully reflect these changes in our prices in a prompt manner.

The international market prices of our petrochemical products have fluctuated significantly, and we believe that they will continue to do so. Volatility of the price of naphtha and the upward trend in the price of petroleum and naphtha have effects on the price competitiveness of our naphtha-based crackers and our resins. Because pricing trends for naphtha and ethane have diverged in recent years to a greater extent than has been the case historically, producers of ethylene and resin products derived from ethane generally have experienced lower unit raw material costs than naphtha-based producers of these products. As a consequence, significant increases in the pricing differential between naphtha and gas increases the competitiveness of products derived from ethane and may result in pricing pressure in the international markets.

Significant increases in the international market prices of our petrochemical products and, consequently, the prices that we are able to charge, generally increase our net sales revenue and our results of operations to the extent that we are able to maintain our operating margins and increased prices do not reduce sales volumes of our products. Conversely, significant decreases in the international prices of our petrochemical products, and, consequently, the prices that we charge, generally reduce our net sales revenue and our results of operations if we are unable to increase our operating margins or these reduced prices do not result in increased sales volumes of our products.

Capacity Utilization

Our operations are capital intensive. Accordingly, to obtain lower unit production costs and maintain adequate operating margins, we seek to maintain a high capacity utilization rate at all of our production facilities.

The table below sets forth capacity utilization rates with respect to the production facilities for some of our principal products for the periods presented.

	Year Ended December 31
	2016	2015	2014
Ethylene	92%	89%	86%
Polyethylene	89%	87%	80%
Polypropylene	86%	76%	81%
PVC	84%	76%	89%
Polypropylene USA and Europe	100%	98%	92%
PE Mexico (1)	42%	n.a.	n.a.

 (*) Mexico complex started in 2016

In 2014, average capacity utilization was affected by (1) the scheduled maintenance shutdown of one of our cracker production lines in the Southern Complex; (2) the scheduled maintenance shutdown at our cracker production line in the São Paulo Complex; (3) a lack of propylene supply at the Rio de Janeiro Complex, and (4) a lack of ethane and propane supply at the Rio de Janeiro Complex.

In 2015, average capacity utilization was affected by (1) improved performance of the complexes in the Northeastern Complex and the Southern Complex; (2) an incident at the complex in São Paulo; and (3) a lack of propylene supply at the Rio de Janeiro Complex, and (4) a lack of ethane and propane supply at the Rio de Janeiro Complex.

In 2016, average capacity utilization was affected by (1) strong operating performance of the crackers, resulting from increased operating efficiency and exports of excess volumes not absorbed, and (2) higher availability of feedstock at the gas-based cracker in Rio de Janeiro.

Effects of Brazilian Industrial Policy

The Brazilian government has a significant influence in some sectors of the domestic economy, including the petrochemical sector in which we operate. The Brazilian government has adopted, or is considering adopting, measures to boost the competitiveness of domestic companies, as described below.

Reintegra

In December 2011, the Brazilian government implemented the “Reintegra” program, which is designed to improve the competitiveness of Brazilian manufacturers in the export markets by refunding the federal taxes levied on their export sales. As a result of this incentive, exports of third generation products by Brazilian companies have increased therefore increasing Brazilian demand for our products. The original program ended in the end of December 2013. In August 2014, the Brazilian government permanently reinstated Reintegra, the program was established on a permanent basis and with mobile rates, that could vary by up to 5% of the revenue of the companies with exports, with a refund tax rate of 0.1%.In October 2014, the Brazilian government restored the rate to 3.0% until the end of 2015. However, in March 2015, the Brazilian federal government again decreased the rate to 1.0% for 2015 and 2016. In October 2015, according to the Decree 8,543, the Brazilian federal government decreased the refund rate to 0.1% as of December 1, 2015 which remained in effect until December 31, 2016. On January 1, 2017, pursuant to the same Decree 8,543, the Reintegra rate increased to 2% and is expected to increase to 3% in 2018.

Import Tariffs at Local Ports

Historically, tariffs on imports have been established by the federal government. However, in recent years, some Brazilian states established tax benefits to attract imports at local ports in order to raise revenue and develop local port infrastructure, primarily in the form of reductions of ICMS taxes that would otherwise be due to these states. Industry and union leaders alleged that such legislation creates a subsidy for imported products, thereby harming local industry.

On January 1, 2013, legislation took effect reducing the maximum ICMS tax that the state can charge from a rate of 12% to 4% on interstate sales of imported raw materials and other goods that are not wholly or partially manufactured in Brazil. In addition to certain other limited exceptions, this tax reduction does not apply to imported goods that do not have Brazilian-made substitutes. As a result, current tax benefits offered by some Brazilian states for the import of goods in the form of reduced ICMS tax rates have become less attractive.

Pricing and Tariffs

We set prices for ethylene, the principal first generation petrochemical product that we sell to third-party second generation producers, by reference to international market prices. See “—Basic Petrochemicals Unit—Sales and Marketing of Our Basic Petrochemicals Unit.” Prices paid by second generation producers for imported first generation petrochemical products partly reflect transportation and tariff costs. We establish the prices of ethylene by-products, such as butadiene, by reference to several market factors, including the prices paid by second generation producers for imported products. Prices paid for such imports also reflect transportation and tariff costs.

Second generation producers, including our company, generally set prices for their petrochemical products by reference to several market factors, including the prices paid by third generation producers for imported products. Prices paid for such imports also reflect transportation and tariff costs.

The Brazilian government has used import tariffs to implement economic policies. As a result, import tariffs imposed on petrochemical products have varied in the past and may vary in the future. Tariffs on imports of first generation petrochemical products are between 0% and 4%, and tariffs on polyethylene, polypropylene and PVC resins are 14.0%.

Imports and exports within the free trade area in South America (Mercado Comum do Sul), or Mercosur, which is composed of Argentina, Brazil, Paraguay and Uruguay, have not been subject to tariffs since December 2001.  Imports of suspension PVC from Bolivia, Chile, Colombia, Cuba, Equator, Peru and Venezuela are not subject to tariffs, due to a number of trade agreements. Imports of suspension from Mexico are subject to reduced tariffs of 11.2%, due to a trade agreement. Imports and exports among Mercosur and Colombia, Ecuador e Venezuela are not subject to tariffs due to a trade agreement since 2005.

Imports of suspension PVC from the U.S. and Mexico have been subject to anti-dumping duties of 16.0% and 18.0%, respectively, that were imposed by the Brazilian Foreign Trade Chamber (Câmara de Comércio Exterior), or CAMEX. Since 2008, imports of suspension PVC from China have been also subject to duties of 21.6%, and imports of suspension PVC from South Korea have been subject to duties ranging between 0% and 18.9%, depending on the producer, as a result of the imposition of anti-dumping duties by CAMEX. The duties imposed to imports from U.S. and México are scheduled to expire in 2021, and the duties imposed to imports from China and South Korea are scheduled to expire in 2019.

Additionally, in December 2010, CAMEX imposed anti-dumping duty of 10.6% on polypropylene (PP) imports from the United States. Those measures were renewed in November 2016. In August 2014, the Brazilian government imposed anti-dumping duties on PP imports from South Africa, India and South Korea of 16.0%, 6.4 to 9.9% and 2.4 to 6.3%, respectively. The duties imposed to imports of PP from U.S. are scheduled to expire in 2021, and the duties imposed to imports from South Africa, India and South Korea are scheduled to expire in 2019.

In 2015, approximately 26% of Brazilian polyethylene, polypropylene and PVC resins were imported products, which reflected a 12% annual decrease in the volume of resins imported, reflecting the volatility in the U.S. dollar-denominated prices of thermoplastic resins, which triggered an increase in the purchase of thermoplastic resins in Brazil. For more information, see “Effects of Brazilian Industrial Policy—Import Tariffs at Local Ports.”

Increased Import Duties on Polyethylene

As part of its initiative to strengthen domestic manufacturers, on October 1, 2012, the Brazilian government adopted a resolution that increased import duties on 100 products related to various industries, including an increase on the import tariff for polyethylene from 14% to 20%. In October 2013, the Brazilian government reduced the import tariff for polyethylene to the previous level of 14%.

Effect of Level of Indebtedness and Interest Rates

As of December 31, 2016, our total outstanding consolidated indebtedness, net of transaction costs, was R$23,331.1 million. The level of our indebtedness results in significant financial expenses that are reflected in our statement of operations. Financial expenses consist of interest expense, exchange variations of U.S. dollar- and other foreign currency-denominated debt, foreign exchange losses or gains, and other items as set forth in note 15 to our audited Financial Statements for 2016. In the year ended December 31, 2016, we recorded total financial expenses in the financial expenses line item of R$3,571 million, of which R$2,038 million consisted of interest expense and R$410 million consisted of expenses related to monetary variation on financing. In addition, we recorded a loss of R$2.071 million in connection foreign exchange variation on our financial liabilites. The interest rates that we pay depend on a variety of factors, including prevailing Brazilian and international interest rates and risk assessments of our company, our industry and the Brazilian economy made by potential lenders to our company, potential purchasers of our debt securities and the rating agencies that assess our company and its debt securities.

Effect of Taxes on Our Income

We are subject to a variety of generally applicable federal and state taxes in multiple jurisdictions on our operations and results. We are generally subject to Brazilian federal income tax (combined with Social Contribution on Net Income (Contribuição Social Sobre o Lucro Líquido), or CSLL) at an effective rate of 34%, which is the standard corporate tax rate in Brazil. We have available certain federal tax exemptions based upon federal law that offers tax incentives to companies that locate their manufacturing operations in the Brazilian states of Bahia and Alagoas. These exemptions have been granted for varying lengths of time to each of our manufacturing plants located in these states.

We are entitled to pay 25% of the statutory income tax rate on the profits arising from the sale of:

▪  polyethylene manufactured at one of our polyethylene plants in the Northeastern Complex until December 31, 2016; and

▪  PVC manufactured at our plant in the Alagoas until December 31, 2019.

▪  Polyethylene manufactured at one of our polyethylene plants in the Northeastern Complex and caustic soda, chlorine and ethylene dichloride produced at our plants in the Northeastern Complex and Alagoas until 2024.

Each of our exemptions entitles us to pay only 44.9% of the statutory income tax rate (of 34%) on the profits arising from products manufactured at these plants.

Due to operating losses sustained by us in the past, we had R$2,420 million of deferred income tax and social contribution assets arising from tax loss carryforwards available as of December 31, 2016. Income tax loss carryforwards available for offset in Brazil do not expire. However, the annual offset is limited to 30% of our adjusted net profits. This limit also affects the CSLL. The consolidated amount includes the impact from the different tax rates in countries where the subsidiaries abroad are located, as follows:

▪  Braskem Alemanha Germany - 31.00%

▪  Braskem America e Braskem America Finance - USA 35.00%

▪  Braskem Argentina Argentina - 35.00%

▪  Braskem Austria e Braskem Austria Finance Austria - 25.00%

▪  Braskem Petroquímica Chile Chile - 22.50%

▪  Braskem Holanda, Braskem Holanda Finance e Braskem Holanda Inc Netherland - 25.00%

▪  Braskem Idesa, Braskem Idesa Serviços, Braskem México, Braskem México Serviços e Braskem México Sofom Mexico - 30.00%

Our export sales are currently exempt from (1) PIS (2) COFINS, a federal value-added tax, (3) the Tax on Industrial Products (Imposto sobre Produtos Industrializados), or IPI, a federal value-added tax on industrial products, and (4) ICMS.

b)        Variations in revenues attributable to price changes, currency exchange rates, inflation, volume alterations and the introduction of new products and services

OPERATING INCOME

The sale price of the products traded by the Company, as well as the price of the main raw materials and inputs, are based on international Dollar references. Thus, revenues and costs fluctuate due to the variation of these international references and the Real to Dollar exchange rate.

The Officers present below the analysis for the past three financial years in terms of (i) operating performance, (i) volume variations, and (iii) international references variations of products sold and raw materials used, by segment:

Brazil

Basic Petrochemicals

▪  Utilization Rate and Production

The average utilization rate for crackers was 92% in 2016, 89% in 2015 and 86% in 2014. The increase in this rate in 2016 compared to previous years is mainly explained by (i) the good operational performance of the petrochemical plants, in line with the Company's strategy of guaranteeing operational efficiency to supply the Brazilian market, while exporting the non-absorbed volume and (ii) greater availability of raw materials for the gas-based petrochemical plant in Rio de Janeiro.

Due to the good operational performance, the production of basic petrochemicals in 2016 was of 8.5 million tons, 3% higher than in 2015 and also the Company's historical record. During the year, ethylene production totaled 3.5 million tons, up 3% when compared to 2015 (3.4 million tons), which in turn increased by 4% compared to 2014 (3.2 million tons).

▪  Sales Volume [5]

The sales volume of main basic petrochemicals to third parties in Brazil reached 1.9 million tons in 2016, 5% higher than in 2015 (1.8 million tons), which in turn was 4% higher than in 2014 (1.7 million tons). Exports of the main basic petrochemicals reached 705 thousand tons, 7% lower than in 2015 (755 thousand tons), which is mainly explained by the replacement of the exported volume of propylene to supply the customer in the Bahia acrylic complex with the higher volume of gasoline destined for the Brazilian market and the higher volume of transfers to the polyolefin segment for the production of PP, partially offset by the increase in benzene and butadiene exports. Exports of main basic petrochemicals in 2015, in turn, showed a decrease of 2% when compared to 2014.

▪  International Reference

In 2016, the international price for the main basic petrochemicals [6] was USD 708/t compared to USD 781/t in 2015 and USD 1,296/t in 2014. The drop in prices observed over the past three financial years followed the drop in oil prices.

MAIN BASIC PETROCHEMICALS	2016 (A)	2015 (B)	2014 (C)	2013 (D)	Var. (A)/(B)	Var. (B)/(C)	Var. (C)/(D)
Ethylene (NWE)	1,005	1,066	1,539	1,633	-6%	-31%	-6%
Butadiene (USG)	817	752	1,322	1,446	9%	-43%	-9%
Propylene (USG) PGP	759	859	1,563	1,515	-12%	-45%	3%
Cumene (USG)	649	734	1,424	1,405	-12%	-48%	1%
Benzene (USG)	642	707	1,376	1,325	-9%	-49%	4%
Paraxylene (ASIA)	819	873	1,280	1,509	-6%	-32%	-15%
Orthoxylene (USG)	766	881	1,240	1,509	-13%	-29%	-18%
Mixed Xylenes (USG)	630	773	1,110	1,509	-19%	-30%	-26%
MTBE (NWE)	552	734	1,081	1,509	-25%	-32%	-28%
Fuel(USG)	527	627	1,005	1,509	-16%	-38%	-33%
Toluene (USG COM)	561	694	1,052	1,147	-19%	-34%	-8%
Avergae	706	781	1,296	1,462	-10%	-40%	-11%

[5] Does not contemplate transfers of ethylene and propylene to polyethylene and polypropylene plants

[6] 25% ethylene and propylene, 35% BTX, 10% butadiene, 5% cumene and 25% fuels, as per capacity mix of the industrial units of Braskem in Brazil.

The Basic Petrochemical segment is composed of naphtha, ethane and propane as main inputs for the production of olefins and aromatics. Petrobras supplies 100% of the ethane and propane consumed by Braskem and about 70% of the naphtha, while the rest is imported from a number of different suppliers.

Raw-Materials (USD/t)	2016 (A)	2015 (B)	2014 (C)	Var. (A)/(B)	Var. (B)/(C)
BRENT (USD/bbl)	43	52	99	-17%	-47%
Naphtha ARA CIF new	385	462	836	-17%	-45%
Ethane USG	146	137	199	7%	-31%
PROPANEUSG	252	236	544	7%	-57%

The average quotation for oil was USD 43/barrel in 2016, a 17% drop from the 2015 average quotation (USD 52/barrel), which in turn represented a decrease of 47% compared to 2014. This drop was also reflected in the average price of naphtha in the international market, which amounted to USD 385/t in 2016, compared to the average price of USD 462/t in 2015, which represented a 45% decrease compared to 2014. Ethane, the raw material used by Rio de Janeiro's petrochemical center, recorded a Gulf reference price of USD 146/t (USD 20 cts/gal) for the year, 16% higher than in 2015 and reinforcing the reduction of the gas producer's competitive advantage over the naphtha producer. The average price of ethane in 2015 dropped by 31% compared to 2014.

Polyolefins

▪  Utilization Rate and Production

The average utilization rate for PE plants was 89% in 2016, 87% in 2015 and 80% in 2014. The increase in this rate over the period is a reflection of the good operational performance of the plants and of the Company's ability to export the volume that was absorbed by the domestic market.

In relation to the PP plants, utilization rates amounted to 86% in 2016, 76% in 2015 and 81% in 2014. The increase of 10 pp in the 2016 rate when compared to 2015 was influenced by the better performance of the plants located in the state of São Paulo and the Rio de Janeiro hub, as a result of the improvement in the supply of propylene by the Basic Petrochemical segment. In relation to 2015, utilization rate dropped by 5 percentage points when compared to 2014, impacted by the scheduled maintenance shutdown.

Due to the higher average utilization rate, production of the Polyolefins segment amounted to 4,301 thousand tons in 2016, registering a record production of PE and an increase of 3% compared to 2015 (4,159 thousand tons), which in turn was 4% higher than 2014 (4,007 thousand tons).

▪  Sales Volume

In 2016, the estimated market for polyolefins totaled 3.9 million tons, the same level of 2015. During the year, positive highlights include the performance of the packaging sector for agricultural products; the launch of new products by Braskem (Flexus Cling, Amppleo) and the WeCycle platform, an initiative pursuing the recovery of plastic waste along the production chain, with projects developed by the Company. The volume of sales in Brazil amounted to 2,811 thousand, a 1% drop when compared to 2015, with market share of 73%, the same as in 2015.

The sales volume to the foreign market amounted to 1,590 thousand tons, a 22% increase compared to 2015, with emphasis on the increase of PP exports, mainly to South America and Europe, and on the increase of PE exports to Northern South America as a strategy to support the market entrance of the Mexican complex.

Strongly impacted by the poor performance of the Brazilian economy, the estimated demand for polyolefins (Polyethylene and Polypropylene) reached approximately 3.9 million tons in 2015, a decrease of 5% when compared to 2014, when it totaled 4.1 million. Braskem's sales in the domestic market amounted to 2,833 thousand tons and, similarly to the market, presented a 3% decrease in comparison to 2014, when the value amounted to 2,910 thousand tons. The market share registered for 2015 was 73%, a gain of 2pp when compared to 2014 (71%).

Exports, in turn, amounted to 1,307 thousand ton, showing an increase of 22% compared to 2014, when it reached 1,068 thousand tons.

▪  International Reference

The average international price for polyolefins amounted to USD 1,078/t in 2016, as opposed to figures of USD 1,182/t in 2015 and USD 1,575/t in 2014.

Polyolefins (USD/t)	2016 (A)	2015 (B)	2014 (C)	Var. (A)/(B)	Var. (B)/(C)
PE (USG)	1,150	1,239	1,633	-7%	-24%
PP (ÁSIA)	960	1,088	1,478	-12%	-26%
Average Price [7]	1,078	1,182	1,575	-9%	-25%

The spread for polyolefins [8] reached USD 713/t in 2016, USD 750/t in 2015 and USD 790/t in 2014.

Polyolefins (USD/t)	2016 (A)	2015 (B)	2014 (C)	Var. (A)/(B)	Var. (B)/(C)
PE (USG) - Naphtha	764	777	797	-2%	-3%
PE (USG) - Ethane	951	1,053	1,262	-10%	-17%
PP (ÁSIA) - Naphtha	575	626	642	-8%	-3%
Average Spread	713	750	790	-5%	-5%

Vinyls

▪  Utilization Rate and Production

[7] 62% PE 62% and 38% PP 38, based on production capacity of the plants in Brazil

[8] Difference between the average price of polyolefins and the average price of raw materials (naphtha/ethane)

In 2016, the average utilization rate for the PVC plants was 84%, compared to 76% in 2015 and 89% in 2014. Therefore, production volume amounted to 594 thousand tons in 2016, to 542 thousand tons in 2015 and to 635 thousand tons in 2014.

▪  Sales Volume

In 2016, the estimated PVC market amounted to 1.02 million tons, a 2% decrease from 2015 due to the weakening of the construction and infrastructure sectors. Braskem's sales, in turn, amounted to 528 thousand tons, the same level as in 2015, with highlight on sales to the agribusiness sector (irrigation pipes). The Company’s market share was 52%, 1 pp higher than in 2015.

Exports totaled 117 thousand tons in 2016, 79% higher than 2015, influenced by the Company's strategy to export part of its PVC production as a result of the contraction of the domestic market.

In 2015, the approximate Brazilian demand for PVC was of approximately 1.05 million tons, a 16% contraction when compared to 2014, when demand was of 1.2 million tons. The infrastructure and construction sectors, the main resin-consuming markets, have suffered the most from the effects of the economic crisis throughout the year. During this period, Braskem's domestic sales amounted to 529 thousand tons, showing a 20% decrease when compared to 2014, when sales amounted to 660 thousand tons, and market share decreased to 51%, showing a drop of 2 pp against 2014.

Taking advantage of more competitive export opportunities, Braskem began to export PVC in 2015. The total volume of resin sold to the foreign market amounted to 65 thousand tons, compared to 24 tons in 2014.

▪  International Reference

The international price for PVC was USD 817/t in 2016, up from USD 819/t in 2015 and USD 1,015/t in 2014. The price decrease in 2015 can be explained by the entry of new PVC production capacities in Asia.

International Reference (USD/t)	2016 (A)	2015 (B)	2014 (C)	Var. (A)/(B)	Var. (B)/(C)
PVC (Asia)	817	819	1,015	0%	-19%

The spread for PVC [9] was USD 431/t in 2016, opposed to USD 357/t in 2015 and USD 179/t in 2014. The improvement in spreads in the period is a result of the drop in price for naphtha.

Spread (USD/t)	2016 (A)	2015 (B)	2014 (C)	Var. (A)/(B)	Var. (B)/(C)
PVC (Asia)	431	357	179	21%	100%

United States and Europe

[9] PVC Spread = PVC Price (Asia) – Naphtha ARA Price

▪  Utilization Rate and Production

The utilization rate for the United States and Europe segment was 100% in 2016, 2 pp higher than 2015 and mainly justified by (i) the optimization project for the PP grid, implemented throughout the year and (ii) the strong demand for the resin in both regions. Thus, the production volume amounted to 2,007 thousand tons, 2% higher than in 2015.

In 2015, the average utilization rate for the PP plants in the US and Europe amounted to 98% compared to 93% in 2014, registering 1.97 million tons of production, a 6pp increase compared to 2014, with production totaling 1.86 million of tons.

▪  Sales Volume

In 2016, the PP sales volume in the North American market contracted around 2% compared to 2015, negatively impacted by the entry of imported PP into the market, mainly from South Korea and Saudi Arabia. The sectors most impacted by the increase in the volume of imports were household goods, carpets and bio-oriented film, so-called BOPP (used in labels, tags and food packages). In Europe, demand for PP remained strong throughout 2016, up 4% in relation to the previous year. This increase can be explained mainly by the demand from the automotive industries and the economic recovery of the European countries. In this scenario, the largest non-integrated producer margins of the last nine years were registered.

In 2016, sales volume of PP totaled 2,008 thousand tons, 2% higher than in 2015 due to the better operational performance of the units and the growth in demand for PP in the United States and the European markets.

In 2015, US demand for Polypropylene increased by 5.5% in comparison to 2014. The good performance is a reflection of the increase in competitiveness due to the decrease in the price for propylene (raw material for polypropylene) as a result of the over-supply of propylene produced by refineries. On the other hand, demand for polypropylene in Europe grew 5.18% compared to 2014.

In such sense, sales volume in 2015 amounted to 1,973 thousand tons, 6% higher than 2014 and following the greater availability and improvement in the economic scenario, particularly in the United States.

▪  International Reference

The international price for PP in Europe amounted to USD 1,203/t in 2016, up from USD 1,352/t in 2015 and USD 1,759/t in 2014.

In the United States, the price for PP was USD 1,461/t in 2016, opposed to USD 1,423/t in 2015 and to USD 2,159/t in 2014

International Reference (USD/t)	2016 (A)	2015 (B)	2014 (C)	Var. (A)/(B)	Var. (B)/(C)
PP (EU)	1,203	1,352	1,759	-11%	-23%
PP (USG)	1,461	1,423	2,159	3%	-34%

The main input for PP production within the United States and Europe segment is propylene, which is supplied to the Company's plants by several local producers.

The average international reference price for propylene in the US Gulf (USG) in 2016 was USD 759/t, 12% lower than in the previous year due to the greater availability of this raw material as a result of the increase in capacity of the PDH's, which have shown higher utilization rates when compared to the previous year in spite of certain operational problems in the second half of the year.

The average price reference for propylene in Europe was USD 727/t, 23% lower than in 2015 due to the 17% drop in the international oil market price in 2016.

In 2015, the average international reference price in the US Gulf (USG) was USD 859/t, down 45% from the previous year, when it amounted to USD 1,563/t due to the over-supply of propylene in the US market.

International Reference (USD/t)	2016 (A)	2015 (B)	2014 (C)	Var. (A)/(B)	Var. (B)/(C)
Propylene (EU)	727	942	1,477	-23%	-36%
Propylene (USG)	759	859	1,563	-12%	-45%

The PP spread in Europe was USD 476/t in 2016, compared to USD 410/t in 2015 and USD 282/t in 2014, thus reflecting the drop in propylene.

In the United States, PP spread amounted to USD 702/t in 2016, up from USD 564/t in 2015 and USD 595/t in 2014, thus reflecting the drop in propylene.

Spread (USD/t)	2016 (A)	2015 (B)	2014 (C)	Var. (A)/(B)	Var. (B)/(C)
PP - Propylene (EU)	476	410	282	16%	46%
PP - Propylene (USG)	702	564	595	24%	-5%

Mexico

As of May 2016, the result of Braskem Idesa ceased to be registered as a project and became a reportable operating segment; except for the result of the LDPE plant, which was no longer considered as a project from August of the same year.

▪  Occupation Rate and Production

Still in the process of ramp-up, the utilization rate of PE plants in the year amounted to 42%, with a PE production volume of 443 thousand tons.

▪  Sales Volume

During the year, 431 thousand tons of PE were sold, including resin resale to serve the Mexican market with grids which had not yet been produced during the ramp-up stage. Out of the total sold, 46% were directed to the Mexican market and the rest was exported to several regions, among which Asia, Europe and the United States.

▪  International Reference

Braskem Idesa's PE sales price in the Mexican market is referenced by the price of resins traded in the Gulf region of the United States. In the year, the average price[10] of this reference was USD 1,115/t, 9% lower than 2015, following the drop in oil prices, which in turn led to a reduction in the marginal cost of production of PE.

International Reference (USD/t)	2016 (A)	2015 (B)	2014 (C)	Var. (A)/(B)	Var. (B)/(C)
PE (USG)	1,115	1,221	1,629	-9%	-25%

In terms of the supply of ethane, Braskem Idesa has a 20-year contract signed with the subsidiary of Petróleos Mexicanos (PEMEX), a Mexican state-owned oil and gas company the price of which is referenced in the price of the ethane USG reference.

In 2016, the average USG reference ethane price was USD 146/t, 7% higher than the price of 2015, which can be explained by the increase in domestic and export demand, in view of the start-up of the ethane exporting terminals, added to the expected increase in the demand for raw materials for 2017 with the start-up of new crackers.

In 2015, the average price of the Mont Belvieu reference ethane decreased by 31% when compared to 2014, reaching USD 18 cts/gal (USD 137/t).

International Reference (USD/t)	2016 (A)	2015 (B)	2014 (C)	Var. (A)/(B)	Var. (B)/(C)
Ethane (USG)	146	137	199	7%	-31%

Thus, the ethane PE spread in 2016 was USD 969/t, USD 1,085/t in 2015 and USD 1,429/t in 2014.

Spread (USD/t)	2016 (A)	2015 (B)	2014 (C)	Var. (A)/(B)	Var. (B)/(C)
PE (USG) - Ethane	969	1,085	1,429	-11%	-24%

Braskem Consolidated

[10] 71.4% (PEAD USA) and 28.6% (LDPE USA), as per capacity mix of Braskem Idesa units in Mexico

▪  Net Revenue

In 2016, the consolidated net revenue reached USD 13,734 million, 3% lower than the previous year. The drop is explained by the 8% contraction in the price of resins and basic petrochemicals in the international market, as a result of lower oil prices and new installed capacities for resins, especially polypropylene, which started operating in China throughout the year. Another factor contributing to this decline was the decrease in sales volume within the domestic market, which dropped 1% in comparison to 2015. In Reais, revenue amounted to BRL 47,664 million, 2% higher than the previous year due to depreciation of the Real in those periods.

Revenues arising from the foreign market in Dollars totaled USD 6,616 million for the year, a 4% decrease compared to 2015, also influenced by the lower average price of resins and basic petrochemicals in the international market. In Reais, net revenue from the foreign market accounted for 48% of Braskem's total revenue, reaching BRL 22,957 million, BRL 9.8 billion of which came from exports.

In 2015, the consolidated net revenue reached USD 14,142 million, 26% lower than the previous year, the amount of the consolidated net revenue of which was USD 19,178 million. In Reais, the consolidated net revenue was of BRL 46,880 million, an increase of 4% in relation to 2014, when the consolidated net revenue reached BRL 45,136 million. Such decrease in the consolidated net revenue in Dollars resulted from the contraction in the prices of resins and basic petrochemicals in the international market, as a result of lower oil and naphtha prices, but it was compensated by the larger total sales volume and the average depreciation of the Real of 42% in those periods.

On the same basis of comparison, revenues from the foreign market totaled USD 6,898 million, showing an 18% decrease from the US$ 8,431 million recorded in 2014, which was also influenced by the lower average price for resins and basic petrochemicals in the international market. In Reais, revenues from the foreign market accounted for 43% of Braskem's total revenue, reaching BRL 22,996 million, representing a 16% increase when compared to the BRL 19,842 million registered in 2014.

▪  COGS

In 2016, the consolidated cost of goods sold (COGS) amounted to USD 10,074 million and BRL 34,941 million, a reduction of 5% and 9% respectively when compared to the consolidated COGS of 2015. If we disregard the COGS for resales (BRL 2,427 million), the consolidated COGS amounted BRL 32,514million, in line with the ex-resale COGS registered in 2015, since the negative impacts of (i) the start-up of the Braskem Idesa complex, (ii) the 5% average depreciation of Real against US Dollar between the periods, and (iii) the higher sales volume in the year were offset by the decrease in price for the main raw materials, mainly naphtha.

In relation to 2015, the consolidated COGS amounted USD 11,112 million or BRL 36,728 million, down 7% and 34% when compared to 2014, when a consolidated COGS of USD 16,719 million or BRL 39,352 million was recorded. The higher sales volume and the depreciation of Real were offset by the lower price level for raw materials in the international market.

▪  SG&A

In the financial year ended on December 31, 2016, the Sales, General and Administrative Expenses amounted to BRL 3,050 million in 2016, 20% higher than in 2015, which is mainly explained by (i) the depreciation of Real against US Dollar in international business expenses; (ii) the advertising expenditures related to the Paralympic Games; (iii) the expenses with legal services and audits related to internal research conducted throughout the year; (iv) higher software license expenses; and (v) the startup of the Braskem Idesa petrochemical complex. In Dollars, expenditures totaled USD 883 million, 16% higher than in the financial year ended on December 31, 2015.

In the financial year ended on December 31, 2015, the Sales, General and Administrative Expenses amounted to BRL 2,533 million in 2015, 7% higher than in In the financial year ended on December 31, 2014, which was of BRL 2,361 million, mainly explained by (i) the larger total sales volume and the foreign exchange impact in the expenditures of the units in the United States and Europe; (ii) the expenditures related to innovation and technology; (iii) greater expenditure with personnel and third-party services. In dollars, expenditures totaled USD 762 million, 24% lower than in the financial year ended on December 31, 2014, which was of USD 1,003 million.

▪  EBITDA

In the financial year ended on December 3, 2016, Braskem has registered a record EBITDA in Reais and in Dollars, reaching BRL 11,507 million and USD 3,304 million respectively, representing a 23% and 18% increase in relation to the financial year ended on December 31, 2015. The increase is mainly explained by (i) the good operating performance; (ii) the healthy level of resin spreads in the international market; (iii) the higher volume of Brazilian exports; (iv) the performance of US and European operations; (v) beginning of results contribution from the complex in Mexico; and (vi) the 5% average depreciation of Real.

In the financial year ended on December 31, 2015, Braskem has recorded an EBITDA of USD 2,797 million, 19% higher than in 2014, when it amounted to USD 2,359 million. In Reais, EBITDA reached BRL 9,335 million, 69% higher than in 2014, when it amounted to BRL 5,536 million, which is mainly explained by (i) operating performance; (ii) healthy levels of resin spreads in the international market; (iii) higher volume of exports; (iv) good performance of US and European operations; and (v) 42% average depreciation of Real.

FINANCIAL RESULTS

With the kick-off of the petrochemical complex in Mexico in 2016, the analysis of the Company's revenues and financial expenses have been subdivided into (i) Braskem Idesa’s financial results and (ii) financial results ex-Braskem Idesa.

Braskem Idesa Financial Results

The financial results of controlled company Braskem Idesa is mainly impacted by the project finance debt and the loan from the project shareholders. In 2016, Braskem Idesa's net financial result was an expense of BRL 1,780 million, compared to an expense of BRL 355 million in 2015, explained by:

  Financing Interest:

Kick-off of transitions regarding the financial result of interests, previously capitalized in the project phase and incurring on the project finance debt balance (BRL 491 million) as well as on the loan balance (BRL 464 million);

  Exchange Rate Variation:

The total debt of project finance is designated for hedge accounting. Thus, the variation in exchange rates is recorded temporarily in equity and is taken to the financial result at the time when the designated sales for hedge accounting are realized. In 2016, the amount recognized in the financial result related to the hedge accounting transition was of BRL 60 million;

There was a variation in the exchange rates on loans in the amount of BRL 1,059 million due to the depreciation of 19% of the Mexican Peso against the US Dollar between the periods. As of December 31, 2016, the outstanding balance of the loan was USD 1,883 million.

Financial Results ex-Braskem Idesa

The net financial result was an expense of BRL 4,215 million, against an expense of BRL 1,544 million and BRL 2,400 million in 2015 and 2014, respectively. The variation in comparison to 2015 is justified by the beginning of the transition to the result of the hedge accounting balances in the amount of BRL 1,298 million and by the 16.5% appreciation of Real between the end of the periods, thus negatively impacting the balance of financial investments and the accounts receivable in foreign currency.

Excluding the effects of the exchange rate and monetary variation, net financial income was an expense of BRL 2,100 million, against an expense of BRL 2,340 million and BRL 2,316 million in 2015 and 2014 respectively. The decrease of BRL 240 million in comparison to 2015 is due to lower interest on financing and higher interest on financial investments, both due to the increase in cash position of USD 339 million between the periods and the maintenance of a cash position in Reais which is greater than it was for the year 2015.

PROFIT/LOSS

In 2016, as a result of the provision for a fine relating to the Global Agreement, as mentioned in item 10.3 (c) of this proposal, the Company has presented a net loss attributable to shareholders amounting to BRL 411 million, against a net income attributable to shareholders of BRL 3,002 million in 2015 and of BRL 716 million in 2014.

c) Impact caused by the inflation, the variation in prices for the most important inputs and products, the currency exchange and the interest rate in the Company’s operation income and the financial result, if applicable.

The information related to this item 10.2 (c) is described in item 10.2 (a) (ii) of this managerial proposal.

10.3.      Events with material and expected effects on the financial statements

a)      Introduction or disposal of operating segment

In the financial year ended on December 31, 2016, as a result of the start-up of the Braskem Idesa S.A.P.I ("Braskem Idesa") petrochemical complex in Mexico it became a reportable segment of the Company. This segment includes the results of the Company's other controlled companies, whether direct or indirectly, in Mexico.

In the financial year ended on December 31, 2016 the Company disposed of the operating segment Distribuição Química [Chemical Distribution], consonant to the Company's Management decision to sell the assets of quantiQ and its controlled company IQAG, as explained in item 10.3 (b) below.

b)      Constitution, acquisition or sale of equity interest

On January 10, 2017, Management of the Company signed a sales agreement of quantiQ and its controlled company IQAG, which transaction was approved in the same month by the  Administrative Council for Economic Defense – CADE. The approval by the Board of Directors occurred on January 9, 2017.

The transaction is worth R$550 million, of which R$450 million were paid upon consummation of the sale, that occurred on April 3, 2017 - the remainder within 12 months, subject to the adjustments typical to transactions of this kind. The divestment of quantiQ is aligned with the Company’s strategy to strengthen its petrochemical operations.

Although the sale agreement was executed in January 2017, the consolidated financial statements of Quantiq and IQAG are presented as held-for-sale assets and discontinued operations, since December 31, 2016 Braskem had already received a firm offer by the buying party.

The results of Quantiq and IQAG for 2015 and 2016 are presented in the line “profit from discontinued operations” on the consolidated statements of operations. The assets and liabilities of these companies on December 31, 2016 are presented in the lines “non-current assets held-for-sale” and “non-current liabilities held-for-sale”, respectively, and were presented in item 10.1(h) above.

c)       Unusual events or operations

In the financial year ended on December 31, 2016, non-recurring operations that have impacted Braskem's consolidated financial statements include the following:

▪  Global Agreement

With the confirmation of wrongdoings related in the note 23.3 of the Financial Statements for 2016, on October 3, 2016, Braskem started discussions with DoJ and SEC to formalize an agreement to resolve any identified wrongdoing and seek a simultaneous agreement with Brazilian authorities, as disclosed to the market by means of a Material Fact and later with Swiss authorities. This negotiation was delegated by the Board of Directors to the Board of Executive Officers of the Company. As a result of these negotiations, on December 14, 2016, the Company entered into a Leniency Agreement (“Agreement”) with the Federal Prosecution Office of Brazil (“MPF”). Additionally, on December 21, 2016, the Company finalized formal agreements with the DoJ and SEC, and an agreement to conclude investigations with the Office of the Attorney General of Switzerland (in conjunction with the Agreement with MPF, “Global Settlement”). The Global Settlement encompasses all of the facts determined until the date of its execution involving Braskem. Under the Global Settlement, Braskem will pay the aforementioned authorities in Brazil and overseas the aggregate approximate amount of US$957 million, equivalent to approximately R$3.1 billion, based on the fixed exchange rate of R$3.27 to US$1.00, divided in the following manner:

o   R$2,2 billion to the MPF;

o   US$65,000 to SEC;

o   US$94,894 to DoJ;

o   CHF94,500 to the Office of the Attorney General of Switzerland.

Of the total amount of the Global Agreement, the Company has already paid approximately R$1,3 billion in the following manner:

o   US$94.9 (R$296.6) to DoJ on February 8, 2017;

o   US$65.0 (R$206.5) to SEC on April 27, 2017;

o   iii.CHF30.2 (R$104.3) to the Office of the Attorney General of Switzerland on June 27, 2017; and

o   iv.R$736.4 to MPF on July 6, 2017.

The outstanding amount of approximately R$1,8 billion will be paid in the following manner:

o   CHF64.3 to the Office of the Attorney General of Switzerland in four equal annual and successive installments of CHF16.1 due on June 30 of each year as from 2018;

o   Approximately R$1,6 billion to MPF in six annual installments adjusted for inflation by the variation in the IPCA inflation index due on January 30 of each year as from 2018. To guarantee payment of the installments coming due, Braskem offered fixed assets in an amount corresponding to one annual installment.

The Agreement was ratified by the 5th Coordination and Review Chamber of the Federal Prosecution Office on December 15, 2016 and on June 6, 2017 by the Judge of the 13th Federal Court of Curitiba. In the United States the agreement with DoJ was confirmed by sentence by the U.S. Court on January 26, 2017 and the agreement with SEC was confirmed by that entity on February 28, 2017. The agreement with Swiss authorities does not require ratification to produce effect, since the Company's investigation was terminated by written order of the Attorney General of Switzerland on December 21, 2016.

The Company accounted for a provision of the Leniency Agreement in the amount of R$ 3,1 billion in December 2016. Pursuant to the Leniency Agreement between the Company and the MPF, Braskem will pay approximately R$1.5 billion (“initial recognition”) in six annual installments adjusted according to the variation of the IPCA index. In compliance with the Accounting Pronouncements Committee 12 (“CPC 12”), the Company estimated the current amount in its initial recognition, using as premise for the discount rate, the estimated real interest rate for Treasury bonds IPCA+ issued by the National Treasury. Based on such premise, the Company adjusted this provision to a current amount as R$ 277.6 million. This amount will be recognized in the financial result on a “pro rata die” as of the date of execution of said agreement. In the result of the 2016 financial year, the amount of R$5.5 million was amortized.

Detailed information is available in notes 23.3 and 30 of the Financial Statements for 2016.

▪  idleness costs :Corresponding to the installed and unused capacity during the first months of operation of controlled company Braskem Idesa, in the amount of BRL 138,6 million;

In the financial year ended on December 31, 2015, the non-recurring operations that have impacted Braskem's consolidated financial statements included:

▪  Costs and depreciation of the industrial unit located in the Capuava Petrochemical Complex, city of Mauá - SP, which was paralyzed due to the incident occurred in October 2015, in the amount of BRL 54 million;

▪  Provision for loss of investment in the jointly-owned controlled company Propilsur, in the amount of BRL 112,1 million; and

▪  Depreciation and maintenance of paralyzed plants, generating an expense of BRL 98,5 million.

In the financial year ended on December 31, 2014, the non-recurring operations that have impacted Braskem's consolidated financial statements included:

▪  Gain on the sale of controlled company Distribuidora de Águas Triunfo, in the amount of BRL 277,4 million;

▪  Revenue from the recognition of credits from controlled companies for installment payment release, in the amount of BRL 98,3 million, as commented in Note 17(a) to the 2014 Financial Statements;

▪  Depreciation and maintenance of paralyzed plants, generating expenses of BRL 119,8 million.

10.4.      Significant changes in accounting practices - Remarks and emphasis in the independent auditors’ report

a)      Significant changes in accounting practices

There have been no significant changes in accounting practices in the financial years ended on December 31, 2016 and 2015.

However, in the financial year ended on December 31, 2016, the confirmation that the Company made payments between 2006 and 2014 to certain companies without effective provision of services on their part, as described in item 10.3 (c), led to the recognition, in October 2016, of taxes due to the Federal Government and other adjustments in the items of deferred income and social contribution taxes. Pursuant to CPC Pronouncement 23, the recognition of these obligations, considered as a correction of material error, was retroactively included in the Financial Statements for 2015 and prior years. Detailed information on this restatement is disclosed in Notes 2.4, 23.3 and 35 (b) of the Financial Statements for 2016.

During the financial year of 2014, several accounting standards came into effect and only one of them, namely OCPC 07, which deals with technical guidance on the preparation of explanatory notes, has had affected our financial statements. This impact was not reflected in the measurement of equity or income, only in the presentation of the explanatory notes. There was a simplification in the presentation of the notes and we sought to remove information that was not relevant to the users of the financial information from the report.

In addition, we have carried out an analysis of deferred tax assets and liabilities, resulting in the offset of the balance thereof by a legal entity for presentation in the balance sheet. The corresponding explanatory note continued to present the asset and liability balances by legal entity.

b)      Significant effects of changes in accounting practices

As described in item 10.4(a) in this managerial proposal, and with the exception of the restatement due to error also described in the same item above, there have been no changes in our accounting practices in the financial year ended on December 31, 2016 and 2015.

In the financial year ended on December 31, 2014, we have reviewed the preparation of the explanatory notes and proceeded with the offsetting of asset and liability balances of deferred taxes by legal entity.

c)       Remarks and emphases in the auditors’ report

Comments on the independent auditor's’ report for the year 2016

The emphasis in the independent auditors' report is related to note 23.3, which says that, in the ambit of Lava Jato operation investigations, existence of undue payments by the Company were confirmed from 2006 to 2014 as services provided by third-parties with no proof of effective rendering of services. Detailed information is presented in note 23.3 (b) of the Financial Statements for 2016 and item 10.3 (c) of this proposal.

Comments on the independent auditors’ report for the year 2015

The emphasis in the independent auditors' report was on the internal investigation and class action brought before the United States Court during the referred year. (Explanatory Note 23(d) to the Financial Statements for 2015).

Comments on the independent auditors’ report for the year 2014

The independent auditors’ report on the Company's financial statements for the financial year ended on December 31, 2014 did not contain any qualification or paragraph of emphasis.

10.5.      Critical Accounting Policies

We consider accounting policies to be critical when they require Management to make estimates, judgments and establish assumptions based on historical experience that may affect the amounts reported in the financial statements.

We highlight the following critical policies which require subjective or complex judgments that affect the outcome:

•         Deferred income tax and social contribution

The recognition and value of the deferred tax assets depends on the future generation of taxable income, which in turn requires the use of estimates related to the Company's future performance. These estimates are contained in the business plan which is prepared annually by the Executive Board and submitted to the Board of Directors for approval. This plan uses as main variables the prices of products manufactured by the Company, the prices of raw materials, the gross domestic product of each country in which the Company operates, foreign exchange variation, interest rate, inflation rate and fluctuation in supply and demand of inputs and finished products. These variables are obtained from specialized external consultants, the Company's historical performance and its ability to create taxable income and specific federal government incentives for the petrochemical industry in Brazil.

•         Fair value of derivative and non-derivative financial instruments

The Company values derivative financial instruments at their fair value, using the amount of stock, commodity and futures exchanges, Brazilian Central Bank disclosures and quotations services, such as Bloomberg and Reuters, as main sources of information. It is important to note that the intense volatility of the foreign exchange and interest markets in Brazil has caused significant changes in future rates and interest rates over very short periods of time, generating significant changes in the fair value of swaps and other financial instruments.

The fair value of non-derivative financial instruments with public quotation are based on current purchase prices. If the market for a given financial asset and for securities not listed on the stock exchange is not active, the Company establishes fair value through specific valuation techniques. These techniques include the use of recent operations contracted with third parties, reference to other instruments that are substantially similar, analysis of discounted cash flows or option pricing models that make the greatest use of market-generated information and rely as little as possible on information generated by Management.

•         Useful life of assets

The Company recognizes the depreciation and depletion of its long-term assets based on the useful life estimate for such assets as defined by independent experts and approved by the Company's technicians, considering the experience of these professionals in the management of Braskem's plants. The useful life as initially established by independent experts is usually revisited at the end of each financial year by the Company's technicians, in order to verify the need to review them. This review may occur during the financial year in the case of extraordinary events.

The main factors that are taken into account in defining the useful life of the assets composing the Company's industrial plants include the information from the manufacturers of the machines and equipment, the level of operation of the plants, the quality of preventive and corrective maintenance and the prospects of technological updating of goods.

Management also decided that (i) depreciation must cover the total value of the assets, given that the equipment and facilities, when removed from operation, are sold for absolutely intangible amounts; and (ii) land is not depreciated because it has indefinite useful life.

•         Recoverability analysis and testing

(i)                 Tangible and intangible assets with defined useful lives

At the date of each financial statement, the Company conducts an analysis to determine whether there are any indicators that the book balance of long-term tangible assets and intangible assets with defined useful life may not be recoverable. This analysis is performed to verify whether there are scenarios that could negatively impact the Company's cash flow and the consequent recovery of the amounts invested in these assets. These scenarios are derived from macroeconomic, legal, competitive or technological issues.

The Company considers the following points, thus observed in this analysis: (i) the possibility of excess supply of the products manufactured by the Company or of a significant reduction of demand due to adverse economic factors; (ii) the perspective of relevant oscillations in the prices of products and inputs; (iii) the possibility of emergence of new technologies or raw materials that can significantly reduce the cost of production, and consequently impact the sale price, ultimately leading to the obsolescence of all or part of the Company's industrial park; and (iv) general changes to the regulatory environment which render Braskem's production processes unfeasible or that can significantly impact the commercialization of its products. In order to carry out this analysis, the Company has its own team that maintains a more strategic vision of the business, in addition to maintaining permanent contact with external consultants. If the aforementioned variables indicate significant risks for cash generation.

(ii)               Intangible asset with indefinite useful life

The balances of goodwill on future profitability arising from business combinations are tested annually for the purpose of measuring recoverability. These tests are based on the projection of cash generation for 5 years, extracted from the Company's business plan as mentioned in Explanatory Note 3.1 of the 2016 Financial Statements. In addition to the projected cash flow for 2017 to 2021, we have also calculated perpetuity based on the long-term vision and without considering growth in real terms for this particular calculation. Cash flows as well as perpetuity are brought to present value at a discount rate based on the Weighted Average Cost of Capital ("WACC").

The goodwill allocated to the Polyolefins operating segment (Explanatory Note 14(a) to the 2016 Financial Statements) was generated in a business combination that resulted in the simultaneous acquisition of polypropylene and polyethylene plants. The main raw materials of these plants were already provided by Braskem, which allowed the capture of relevant synergies in the operation. These synergies were one of the key drivers for that acquisition. As a result, Management evaluated the recoverability of this goodwill within the scope of the operating segment, since the benefits of synergy are associated with all acquired units.

The remaining goodwill is allocated to the UGC UNIB Sul and the operating segment of Vinyls

•         Contingencies

Contingent liabilities and existing provisions are mainly related to discussions in the judicial and administrative spheres, mostly due to labor, social security, civil and tax lawsuits.

Based on the opinion of its external legal advisors, Braskem's Management classifies these claims in terms of likelihood of loss, as follows:

Probable loss - these are claims with greater probability of loss than of success, or otherwise with probability of loss greater than 50%. For these claims, the Company maintains an accounting provision that is calculated as follows:

o   Labor claims – the provisioned amount corresponds to the disbursement amount estimated by the Company's legal advisors;

o   Tax proceedings - the provisioned amount corresponds to the amount of the claim, plus charges corresponding to the variation of the Selic interest rate; and

o   Other claims – the provisioned amount corresponds to the amount of the claim.

Possible loss – these are claims for which the possibility of loss is greater than remote. The loss may occur; however, the available elements are not sufficient or clear in a way to allow the conclusion of either a win or loss tendency. In percentage terms, the probability of loss is between 25% and 50%. For these proceedings, except for cases arising from a business combination, the Company does not make a provision and highlights the most relevant cases in an explanatory note . In business combination operations, in compliance with CPC 15 and IFRS 3, the Company records the fair value of proceedings based on this loss assessment. The provisioned amount corresponds to the amount of the claim, plus charges corresponding to the variation of the Selic interest rate, multiplied by the percentage of probability of loss, defined by external legal advisors.

Management believes that the estimates related to the conclusion of the proceedings and the possibility of future disbursement may change due to the following: (i) higher instances of the judicial system may render a decision in a similar case involving another company, adopting a definitive interpretation regarding the claim, and consequently anticipate the finalization of proceedings involving the Company, without any disbursement or implying the need for financial settlement of the proceedings; and (ii) programs to encourage the payment of debts, implemented in Brazil at Federal and State levels, under favorable conditions, which may lead to a disbursement lower than what is provisioned or less than the amount of the claim.

•         Hedge accounting

The Lead Company has designated liabilities in foreign currency to protect the future cash flow generated by its exports. This decision was based on two important concepts and judgments: (i) the realization of exports foreseen in its business plan, which are inherent to the market and business in which it operates, and ii) the Company's ability to refinance its liabilities in US Dollars, since priority financing in US Dollars is part of the Company's strategy and direction. In addition to the ability to refinance its US Dollar liabilities, the Company's Financial Policy is expected to maintain a minimum level of net liabilities in US Dollars.

Controlled company Braskem Idesa designated the entire financing obtained for the construction of its industrial plant in order to protect part of the sales that will be made in the same currency as the financing, the US Dollar. The estimate of sales is contemplated in the project that was presented to the banks/financers, which, due to the consistency of the projections, granted to Braskem Idesa a financing that shall be paid exclusively with the cash to be generated by these sales. All commercial considerations of the project were supported by market studies carried out by specialized consultants during the analysis of their viability.

All of the Company's hedge operations are in accordance with the accounting procedures and practices adopted by Braskem and, on a quarterly basis, effectiveness tests are performed for each operation, proving the effectiveness of its hedge strategy.

The Company determined that the hedge object for both Lead Company and controlled company Braskem Idesa shall be characterized by the first Dollar sales in each quarter, up to the amount designated in each period. The liabilities designated for hedge will be in line with the hedge's maturity schedule and the Company's financial strategy.

Pursuant to the Financial Policy, the Company may contract financial derivatives (swaps, NDFs, options, etc.) to hedge itself against unwanted variations in currencies and rates. These derivatives may be designated for hedge accounting in accordance with the Management's judgment and when the operation is expected to provide a material improvement in the demonstration of the compensatory effect on the variations of hedged items.

10.6.      Relevant items not evidenced in financial statements

a)            Assets and liabilities held by the Company, directly or indirectly, which do not appear on its balance sheet (off-balance sheet items)

We inform that, on December 31, 2016 there were no material items not evidenced in the Company's financial statements, related to:

a)      Operating commercial leases, assets and liabilities;

b)      Portfolios of written receivables over which the entity retains risks and liabilities;

c)       Contracts for future purchase and sale of products or services;

d)      Contracts for unfinished construction;

Contracts for future financing receivables.

Other items not evidenced in the financial statements

We hereby inform there is no other relevant items other than those evidenced in the Company’s financial statements on December 31, 2016.

10.7.      Comments on items not evidenced in financial statements

a)      Considerations of whether such items alter or may alter the revenues, expenses, operational result, financial expenses and other items of the financial statements of the issuer

With the exception of the amount mentioned above, as well as of the other non-monetary obligations imposed on the Company under the Global Settlement, it may have a material adverse effect on our business, reputation, financial condition, financial instruments and operational results, as well as on the liquidity and price of the securities of Braskem. Furthermore, the negative publicity resulting from the Global Settlement, could have a material adverse impact on our businesses, including reducing the demand for our products, our financial instruments and other effects that currently cannot be estimated or measured. In addition, other authorities with jurisdiction over our company may seek to impose additional monetary sanctions or fines or commence new investigations against us. Finally, as a result of the Global Settlement, the Company may be barred from entering into certain agreements with government authorities and may be subject to increased operating costs in connection with its obligations to improve its governance and anti-corruption practices, including the cost of the external monitorship.

It is not possible to predict the impacts on Braskem of others investigations or of any decision or action taken by authorities involving its largest shareholders, namely Odebrecht S.A. and Petróleo Brasileiro S.A. – Petrobras, or any of their subsidiaries

b)      Nature and purpose of the transactions

We inform that there are no items that have not been evidenced in the Company's financial statements as of December 31, 2016.

c)       Nature and amount of the assumed obligations and of the rights generated on behalf of the issuer as a result of the transactions

We inform that there are no items that have not been evidenced in the Company's financial statements as of December 31, 2016.

10.8.      Business Plan

a)      Investments

Braskem has carried out the implementation of different projects within its medium and long-term growth plan and in alignment with its strategy to diversify its input  matrix, among which we highlight:

(i)     Quantitative and qualitative description of investments in progress and of the expected investments;

Mexico Project, Ethylene XXI:

In the context of the strategy of internationalization and access to competitive raw materials, in the financial year ended on December 31, 2016, the Company reached an important milestone with the start-up of the Mexican petrochemical complex in partnership with Mexican group IDESA, with corresponding shares of 75% and 25%. Located in the state of Veracruz, in the region of Coatzacoalcos, the Ethylene XXI project contemplates the production of about 750 thousand tons of high density polyethylene and 300 thousand tons of low density polyethylene from ethane, and is based on a contract signed with PEMEX-Gas for the supply of 66,000 barrels/day of ethane for 20 years, with the US gas (Mont Belvieu) as reference price.

The cracker's departure and ethane specification took place in March 2016; in April, the start-up of the first PE plant kicked off; and by June 2016, the three polyethylene plants were already in operation.

The investment amounted to a total of USD 5.2 billion, of which: (i) USD 3.2 billion was financed under project finance; and (ii) USD 2 billion through shareholder contributions.

Project UTEC®

Braskem's new ultra-high molecular weight polyethylene (PEUAPM) production line, commercially known as UTEC®, became operational in January 2017.

Located in the city of La Porte, Texas, in the United States, the production of this plant will complement the capacity of the existing lines in Brazil at the petrochemical hub of Camaçari. With 100% Brazilian technology, UTEC® resin has sophisticated applications in various industries, such as automotive and transportation, electro-electronics, fibers and textiles, industrial and heavy machinery, material handling, oil and gas, pipelines and mining, porous plastics, recreation, as well as for the end consumer.

Production of the UTEC® plant in La Porte has the North American market as main channel, but the Company expects to export the resin to destinations such as Europe, India and China in the future.

The start-up of this plant strengthens Braskem's position as one of the world's largest PEUAPM producers.

Project for flexibilization of raw materials in Bahia

With investments amounting to BRL 380 million, the project will allow flexibility to produce up to 15% of ethylene using ethane as raw material at the petrochemical plant in Bahia. This investment includes the modernization of the industrial unit and the adequacy of the port infrastructure, and is expected to start operating in the second half of 2017.

In order to ensure supply of raw material, the Company signed an agreement to purchase ethane imported from the United States with an affiliated company of Enterprise Products. The contract has a 10-year term and price based on the Mont Belvieu international price reference.

The project continues to advance prominently in the financial year ended on December 31, 2016, to complete basic engineering, detailed engineering and management of supplies of critical items in progress according to schedule.

In the financial year ended on December 31, 2016, Braskem invested BRL 82 million in the project. In the aggregate, BRL 120 million have already been invested since the beginning of the project.

Capacity bottleneck removal in the Marcus Hook plant, USA

In line with the strategy to expand into international markets and to meet the needs of customers, Braskem invested, in 2016, approximately USD 21 million in the removal of bottleneck regarding the production capacity of PP plant Marcus Hook/PA, thus increasing nominal capacity in 64 thousand tons per year. The scope of the project included improvements in the propylene purifier and resin production areas of the plant.

Current investments and other strategic projects:

In 2016, Braskem’s investments have amounted to BRL 2,975 million. Excluding the contributions of Braskem to Mexico Project from the analysis, the investments amounted to BRL 1,780 million. From such sum, BRL 1,439 million, or approximately 81% thereof, was directed to industrial operations (BRL 107 million in the United States and Europe, equivalent to USD 33 million), including investments related to operational efficiency, HSE, productivity and modernization. The remaining BRL 341 million (BRL 244 million in the United States and Europe, equivalent to USD 72 million) were directed to strategic projects, such as (i) the investment in production of UTEC® in La Porte, USA, (ii) the investment for diversification of raw materials in the crackers of Bahia and (iii) investments to improve the industrial productivity of PP plants located in the USA and Germany, as mentioned above.

In 2015, Braskem’s investments have amounted to BRL 2,376 million. Excluding the contributions of Braskem to Mexico Project from the analysis, the investment amounted to BRL 1,272 million. From such sum, BRL 1,174 million or approximately 90% thereof were directed to industrial operations (BRL 214 million in the United States and Europe, equivalent to USD 64 million), including investments related to operational efficiency, HSE, productivity and modernization. The remaining was directed to strategic projects such as the investment in production of UTEC in La Porte, USA, as mentioned above.

In 2014, Braskem spent BRL 2.256 million (which does not include capitalized interest) in 2014. Excluding Mexico Project from the analysis, the investment amounted to BRL 1,905 million. From such sum, 85% were directed to the modernization and other operational investments, including the two scheduled stoppages of the crackers of São Paulo and Triunfo. The remaining expenditures are related to productivity, operational efficiency and other on-going projects, such as the expansion and conversion of one of the polyethylene lines in Bahia for the metallocene base PEBDL.

Investments in 2017

Braskem is expected to invest approximately BRL 1,814 million this year, of which BRL 179 million are linked to the US dollar (USD 51 million) and related to the operational investments of the units in the United States, Europe and Mexico

From the total amount, BRL 1,544 million shall be allocated to investments related to modernization, productivity, HSE and operational efficiency, including disbursements with the scheduled maintenance shutdown of the Duque de Caxias cracker in Rio de Janeiro, scheduled for 3Q17. The remaining balance shall be directed to other strategic projects, such as investments for diversification of raw materials in the crackers in Bahia (BRL 236 million).

It should be noted that the amount of R $ 1,814 million does not include the disbursement in the year referring to the newly approved project for construction of the new PP plant mentioned below.

New PP Plant Construction Project

On June 21, the Board of Directors approved the Project for the construction of a new Polypropylene plant (PP) at the La Porte site, in the American State of Texas (“Project”).

With approved investment of up to US$ 675 million, the Project will add 450 thousand tons a year of PP production to the Company’s portfolio and the start of its operation is scheduled for 2020.

The Project is in line with the Company’s diversification strategy from its input matrix and geographic expansion in the Americas, in addition to reinforcing the leadership position in the PP production in the United States.

(ii) sources of financing for the investments

The Company seeks to comply with its investment plan, preferably with financing lines contracted with government agents (including financial development institutions), national and international (such as those described in item 10.1(f) of this Form under sub-item “loans with BNDES to promote development"), since, as a rule, these agents are able to offer less costly conditions to the Company.

Investments that are not eligible for these sources of financing shall be funded by (i) cash flow arising from the Company's operating activities, or (ii) other sources, such as loans and financing (e.g. those described in all other sub-items of item 10.1(f) of this Form).

(iii) relevant divestments in progress and planned divestments

On January 10, 2017, Braskem has signed a purchase and sale agreement with GTM do Brasil Comércio de Produtos Químicos Ltda., a subsidiary of GTM Holdings SA ("GTM"), through which Braskem has committed to sell 100% of the shares of the capital stock of quantiQ Distribuidora Ltda. ('quantiQ').

The value of the transaction is BRL 550 million, of which BRL 450 million were received by the Company upon completion of the sale on April 3, 2017 and the remainder will be within 12 months thereafter, and may undergo the usual adjustments for this type of operation. Provided that is has already been published, indicate the acquisition of plants, equipment, patents or other assets that should materially influence the production capacity of the Company

On January 27, 2017, the Company's Board of Directors authorized the execution of a purchase and sale agreement, under which Braskem undertook to purchase 63.7% of the voting and total capital of the shares of Cetrel SA ("Cetrel").

Cetrel is an environmental services company that started operations in 1978, along with the industries of the Petrochemical Hub of Camaçari. With more than 100 clients, approximately 70% of them in the Camaçari Hub, Cetrel is responsible for the treatment and final disposal of effluents and industrial waste, environmental monitoring and supply of water for industrial use of Braskem's plants in Camaçari.

Cetrel plays an important role in managing the environmental processes of the activities of the Petrochemical Hub of Camaçari, and its acquisition seeks to ensure the safety and reliability of the industrial operations in the referred Hub, in alignment with the Company's strategy to strengthen its petrochemical operations.

The purchase of Cetrel's shares was approved in the amount of BRL 610 million, which shall be paid at the conclusion of the transaction and may undergo the customary adjustments for this type of operation.

The conclusion of the acquisition is subject to the resolution by Braskem's General Shareholders' Meeting, which was called for August 25, 2017, pursuant to Article 256 of the Brazilian Corporate Law, and to the usual precedent conditions in this type of operation.

New products and services

At the end of the financial year ended on December 31, 2016, we have added 21 new resin grids to our portfolio, with the following applications:

(i)           description of ongoing and already disclosed research

Braskem continues its efforts to develop solutions for renewable raw material products through internal projects and partnerships with Amyris and Michelin for the production of isoprene.

In partnership with American company Made In Space, a leading developer of 3D printers for zero gravity operation and an accredited supplier of NASA, Braskem is taking technology to space. Developed by Made In Space, the Additive Manufacturing Facility (AMF) is the first commercial 3D printer permanently allocated outside the Earth. The equipment is installed at the International Space Station and will be able to manufacture several parts with Green Plastic which is Braskem's bio-based polyethylene resin, produced at its Triunfo plant in Rio Grande do Sul. The first manufactured part, which is a tubing connector for a plant irrigation system, was printed in September 2016.

 (ii)         total amounts spent on research to develop new products or services

During the last three financial years, Braskem spent the following amounts on research for the development of new products or services:

Fiscal Year Ended
	12/31/2016	12/31/2015	12/31/2014
Expenses with R&D	R$ 162 million	R$ 176.4 million	R$ 138.4 million

(iii)         already disclosed development projects

BRASKEM PP AMPPLEO (high melting strength polypropylene): polypropylene modified to present greater resistance to deformation in the molten state, when under high temperatures. The product was developed for foaming processes, and is used in packaging and applications for the automotive industry in which resistance, thermal and acoustic insulation are required.

EVA Extreme Adhesion – Ethylene Vinyl Acetate for the adhesive market with adhesion properties similar to the best alternatives found for applications such as shoes (insoles), furniture, packaging and mattresses. Resin with technology and performance aligned with Braskem's initiatives in sustainability and chemical safety of products and processes, providing uniformity in bonding, reduction of process time and safety.

PEBDL Flexus Cling® - developed especially for the extrusion of stretch films, the resin takes priority in the cargo protection market during transportation. In partnership with SML - the largest and most respected manufacturer of stretch film extruders, the resin was processed during the entire K-trade. Completing the current portfolio, Braskem Flexus Cling is recommended to compose the outer layer of the film, providing excellent handle performance and low unwinding force to the final product.

PE High Gloss – A new polyethylene resin that provides high gloss and better finish for blown packages. This launch in our portfolio is in alignment with market trends and attests to our commitment to offer customers innovative and complete solutions, bringing an important visual effect to the aisles, as they provide more visibility to the product.

This novelty extends our product offering into packaging markets for cosmetics, hygiene and cleaning and food, resulting in a broader and more complete portfolio, with greater added value.

(iv)         total amounts spent on the development of new products or services

In the last three financial years, Braskem invested the following amounts in the development of new products or services:

Fiscal Year Ended
	12/31/2016	12/31/2015	12/31/2014
Investments in R&D	R$ 9.4 million	R$ 16.4 million	R$ 18.2 million

10.9.      Other factors with relevant influence

Not applicable.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

N.I.R.E. 29300006939

A Publicly-held Company

EXHIBIT Ii

MANAGEMENT PROPOSAL

TO THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON SEPTEMBER 19, 2017

Remote Voting Bulletin

(The remainder of this page was intentionally left blank.

Remote Voting Bulletin to follow on the next page)

REMOTE VOTING BULLETIN

Extraordinary General Meeting (AGM) - BRASKEM S.A. of September 19, 2017

Name
CNPJ or CPF of the shareholder

Fill-out Instructions

This bulletin shall be filled out if the shareholder opts to exercise its respective voting right through remote voting bulletin, under the terms of CVM Ruling No. 481/09, as amended.

In this case, it is essential that the fields above be filled out with the full name (or trade name) of the shareholder and the enrollment number with the Ministry of Finance, either as a legal entity (CNPJ) or an individual (CPF), in addition to an e-mail address for any contact.

The shareholder that opts for exercising its remote voting right through direct submission to the Company shall forward the following documents, duly notarized and consularized or apostilled (in case of foreign shareholders):

(i) remote voting bulletin related to the general meeting, duly filled out, all pages initialed and signed (signature by digital certificate is not possible) with the signature of the signatories duly recognized;

(ii) statement indicating the equity position of the Company (notarization and consularization or apostille in the case of foreign shareholders not being necessary);

(iii) copy of the following documents:

- for individuals: identity document and CPF of the shareholder;

- for legal entities: articles of incorporation or bylaws or articles of association, minutes of the election of the Board of Directors (if any) and minutes of the election of the Executive Office that include the election of the legal representative(s) attending the meeting; and

- for investment funds: regulations of the fund and bylaws or articles of association of the administrator of the fund, as well as the minutes of the election of the legal representative(s) attending the meeting.

The following identity documents shall be accepted, provided that they have pictures: RG, CNH or Passport.

Delivery instructions, indicating the possibility of submitting it directly to the company or sending fill-out instructions to the bookkeeping agent or to the custodian agent

The Company shall adopt remote voting pursuant to ICVM 481, allowing its Shareholders to send their votes to one of the recipients below:

(i) through their respective custody agents, if the shares are deposited in a central depository;

(ii) through the Company's shares bookkeeping agent (Itaú Corretora de Valores S/A), if the shares are not deposited in a central depository, located at Avenida Brigadeiro Faria Lima, 3.500, 3º andar, São Paulo, CEP 04538-132, service to the shareholders by telephone numbers 3003-9285 (capital cities and metropolitan areas) or 0800-7209285 (other locations), or even through the e-mail atendimentoescrituracao@itau-unibanco.com.br or through the website http://www.itau.com.br/securitiesservices/assembleiadigital;

(iii) directly to the Company, to the address located at Rua Lemos Monteiro, 120, 22º andar, CEP 05501-050, São Paulo, SP, to the attention of the Investors' Relations Department or to the e-mail braskem-ri@braskem.com.br

Postal and electronic address to send the remote voting bulletin, in case the shareholder wishes to deliver the document directly to the company According to delivery instructions.

Financial Institution hired by the Company to provide bookkeeping services of securities, with its name, physical and electronic address, telephone and contact person

In addition to the possibility of exercising its voting right through submitting the remote voting bulletin directly to the company, the shareholders may send instructions for fulfillment of the bulletin to the services providers fit to provide services of collection and transmission of fulfillment instructions of the remote voting bulletin, as follows:

(i) the shareholders custody agents, if their shares are deposited in the central depositary; or

(ii) to Itaú Corretora de Valores S/A), as financial institution hired by the company to provide bookkeeping services of securities, if the shares are not deposited in a central depository, located at Avenida Brigadeiro Faria Lima, 3.500, 3º andar, São Paulo, CEP 04538-132, service to the shareholders by telephone numbers 3003-9285 (capital cities and metropolitan areas) or 0800-7209285 (other locations), or even through the e-mail atendimentoescrituracao@itau-unibanco.com.br or through the website http://www.itau.com.br/securitiesservices/assembleiadigital

Deliberations / Matters related to the AGM

Simple Deliberation

1. Review, discuss and vote on the Management Report and respective Managers’ Accounts and Financial Statements of the Company, containing Explanatory Notes for the fiscal year ended on December 31, 2016, accompanied by the Independent Auditors’ Report and the Fiscal Board’s Report; and

[ ] Approve [ ] Reject [ ] Abstain

‘

Simple Deliberation 2. Review, discuss and vote on the Management Proposal for the allocation of the results of the fiscal year ended on December 31, 2016. [ ] Approve [ ] Reject [ ] Abstain

City:

Date:

Signature:

Name of Shareholder:

Email:

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.